Exhibit 2.1

STOCK PURCHASE AGREEMENT

between

DIGI INTERNATIONAL INC.

and

WEST MONROE PARTNERS, LLC

Dated as of October 23, 2015

i

4.2	Tax Matters	23
4.3	Non-Competition	25
4.4	Waiver, Release and Discharge	27
4.5	Agreement Not to Pursue	28
4.6	Post-Closing Deliveries of Buyer	28
4.7	Transfer of Company Payments	28
4.8	Insurance Coverage	28
4.9	Agreement Not to Use	29
4.10	Employee Payments	29

ARTICLE 5 INDEMNIFICATION		29

5.1	Survival of Representations and Warranties	29
5.2	Indemnity	29
5.3	Limitations	30
5.4	Indemnification Procedures	31
5.5	Remedies	33
5.6	Payment	33
5.7	Purchase Price Adjustment	33
5.8	Set-Off Rights	33
5.9	Disclaimer; Certain Waivers	34

ARTICLE 6 MISCELLANEOUS		34

6.1	Amendment and Modification	34
6.2	Waivers and Consents	34
6.3	Press Releases and Public Announcements	34
6.4	Notices	35
6.5	Assignment; Third-Party Beneficiaries	35
6.6	Rules of Interpretation	36
6.7	Governing Law; Venue	36
6.8	WAIVER OF JURY TRIAL	37
6.9	Counterparts	37
6.10	Headings; Internal References	37
6.11	Entire Agreement	37
6.12	Severability	37
6.13	Equitable Remedies	37
6.14	Expenses	37
6.15	Disclosure Letter	37
6.16	Further Assurances	38

ARTICLE 7 CERTAIN DEFINITIONS		38

7.1	Certain Definitions	38

Exhibits
A	Transition Services Agreement

ii

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of October 23, 2015, is made between Digi International Inc., a Delaware corporation (“Seller”), and West Monroe Partners, LLC, a Delaware limited liability company (“Buyer”).

RECITALS

A. Seller owns all of the outstanding shares of capital stock (the “Shares”) of Etherios, Inc., a Delaware corporation (the “Company”).

B. Seller desires to sell, assign and transfer to Buyer, and Buyer desires to purchase from Seller, all of the Shares, upon and subject to the terms herein.

C. Reference is made to Section 7.1 hereof, which sets forth definitions for certain terms used in this Agreement.

AGREEMENT

Now, therefore, the parties agree as follows:

ARTICLE 1

PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

1.1 Share Purchase. Upon and subject to the terms herein, at Closing, Seller will sell, assign, transfer and deliver to Buyer, and Buyer will purchase from Seller, all right, title and interest in the Shares, free and clear of any and all Liens.

1.2 Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place on the date hereof (“Closing Date”). The Closing will take place at the offices of Faegre Baker Daniels LLP, 90 South Seventh Street, Minneapolis, Minnesota 55402, or by electronic mail and/or overnight courier service. The Closing will be effective as of the Effective Time.

1.3 Purchase Price. Upon and subject to the terms herein, the aggregate purchase price for the Shares and the rights and benefits conferred herein, including Seller’s covenants in Section 4.3 (the “Purchase Price”), shall be an amount equal to (a) $9,000,000 (the “Base Amount”), plus (b) the amount (if any) by which Final Working Capital exceeds the Working Capital Target (unless such excess is less than $50,000 in which case there shall be no increase to the Purchase Price pursuant to this clause (b)), minus (c) the amount (if any) by which the Working Capital Target exceeds the Final Working Capital (unless such excess is less than $50,000 in which case there shall be no reduction of the Purchase Price pursuant to this clause (c)), plus (d) the amount of Final Cash.

1.4 Payment of Purchase Price. Upon and subject to the terms herein, Buyer will pay the Purchase Price as follows:

(a) At the Closing and on the Closing Date, Buyer will pay to Seller an amount equal to (a) the Base Amount, plus or minus (as applicable) (b) the Closing Adjustment Amount, minus (c) the Estimated Indebtedness, minus (d) the amount of Estimated Transaction Expenses, plus (e) the amount of Estimated Cash, minus (f) the First Anniversary Payment, minus (g) the Second Anniversary Payment (with the result of (a) through (g) being referred to herein as the “Closing Purchase Price”), by wire transfer of immediately available funds to an account that Seller designates in writing at least two Business Days before the Closing Date.

(b) No later than the first anniversary of the Closing Date, Buyer will pay to Seller an amount equal to $3,000,000 (the “First Anniversary Payment”), by wire transfer of immediately available funds to an account that Seller designates in writing at least two Business Days before the first anniversary of the Closing Date.

(c) No later than the second anniversary of the Closing Date, Buyer will pay to Seller an amount equal to $2,000,000 (the “Second Anniversary Payment”), by wire transfer of immediately available funds to an account that Seller designates in writing at least two Business Days before the second anniversary of the Closing Date.

1.5 Closing Deliverables.

(a) At the Closing, Buyer shall deliver to Seller the following:

(i) an executed counterpart of the License Agreement;

(ii) an executed counterpart of the Transition Services Agreement;

(iii) a certificate, dated the Closing Date, executed by the secretary of Buyer, certifying as of the Closing Date a true and complete copy of the resolutions of Buyer’s board of managers authorizing the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby; and

(iv) the Closing Purchase Price pursuant to Section 1.4(a).

(b) At the Closing, Seller shall deliver to Buyer the following:

(i) an executed counterpart of the License Agreement;

(ii) a fully executed copy of that certain Omnibus Assignment of Intellectual Property between Seller and the Company, dated as of the date immediately prior to the Closing Date;

(iii) an executed counterpart of the Transition Services Agreement;

(iv) a certificate, dated the Closing Date, executed by the secretary of the Seller, certifying as of the Closing Date (a) true and complete copies of the certificate of incorporation and bylaws (or other organizational documents, as applicable) of the Company, and (b) a true and complete copy of the resolutions of Seller’s board of directors authorizing the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby;

(v) a certificate of good standing for the Company from the Secretary of State of the State of Delaware and each other jurisdiction where the Company is qualified to do business, in each case dated not more than ten (10) days prior to the Closing Date;

(vi) a certificate, in form and substance reasonably satisfactory to Buyer and duly executed, certifying any facts that would exempt the transactions contemplated hereby from withholding under Section 1445 of the Code;

(vii) all stock certificates representing the Shares, each duly endorsed in blank or accompanied by an assignment separate from certificate, dated the Closing Date and executed by Seller, in a form suitable for transferring the Shares to Buyer in the records of the Company;

(viii) the consents set forth on Schedule 1.5(b)(viii);

(ix) a non-cancelable run-off insurance policy for Global Technology Errors and Omissions, Data Privacy Protection and Communications Liability for a period of five (5) years after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for the Company (the “Tail Policy”);

(x) resignations of the officers and directors of the Company, effective as of the Closing;

(xi) executed copies of payoff letters for each instrument of Indebtedness from the obligees thereunder setting forth the amounts necessary to pay off all Indebtedness under such instrument as of the Closing Date and evidence reasonably satisfactory to Buyer of the release of all Liens held by such parties against the property of the Company; and

(xii) any equity record book, minute book, equity ledgers and any comparable records of the Company.

1.6 Working Capital Adjustments.

(a) Seller has delivered to Buyer an estimated balance sheet of the Company prepared as of the Effective Time (the “Closing Balance Sheet”), which sets forth a good faith estimate of the amount of (i) Working Capital (“Estimated Working Capital”), (ii) Cash (“Estimated Cash”), (iii) Indebtedness (“Estimated Indebtedness”) and (iv) Transaction Expenses (“Estimated Transaction Expenses”), in each case as of the Effective Time (which shall be estimated prior to the application of any payments to be made under Section 1.4). The Closing Balance Sheet has been prepared by Seller in accordance with GAAP;

(b) If the Estimated Working Capital is less than (i) the Working Capital Target minus (ii) Fifty Thousand Dollars ($50,000), then the Closing Purchase Price shall be reduced by the full amount by which the Working Capital Target exceeds the Estimated Working Capital;

(c) If the Estimated Working Capital is greater than (i) the Working Capital Target plus (ii) Fifty Thousand Dollars ($50,000), then the Closing Purchase Price shall be increased by the full amount by which the Estimated Working Capital exceeds the Working Capital Target; and

(d) Any adjustment pursuant to Sections 1.6(b) or 1.6(c), as the case may be, shall be the “Closing Adjustment Amount.”

(e) Within 90 days after the Closing Date, Buyer will prepare and deliver to Seller a balance sheet of the Company prepared as of the Effective Time (the “Final Balance Sheet”), which will set forth the amounts of (i)Working Capital (“Closing Working Capital”), (ii) Cash (“Closing Cash”), (iii) Indebtedness (“Closing Indebtedness”) and (iv) Transaction Expenses (“Closing Transaction

Expenses”), in each case as of the Effective Time (which shall be calculated prior to the application of any payments to be made under Section 1.4). The Final Balance Sheet will be prepared in accordance with GAAP. Following the delivery of the Final Balance Sheet to Seller, Buyer will and will cause the Company to afford Seller and its representatives the opportunity to examine the Final Balance Sheet, and such supporting schedules, analyses, workpapers and other underlying records or documentation as are reasonably necessary and appropriate. Buyer will and will cause the Company to cooperate reasonably and promptly with Seller and its representatives in such examination, including providing answers to questions asked by Seller and its representatives, and Buyer will and will cause the Company to promptly make available to Seller and its representatives any records under Buyer’s or the Company’s reasonable control that are related to such examination and reasonably requested by Seller and its representatives.

(f) If within 30 days following delivery of the Final Balance Sheet to Seller, Seller has not delivered to Buyer written notice (the “Objection Notice”) of its objections to the Final Balance Sheet (such Objection Notice must contain a statement describing in reasonable detail the basis of such objections), then Closing Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses as set forth in such Final Balance Sheet will be deemed final and conclusive and will be “Final Working Capital,” “Final Cash,” “Final Indebtedness,” and “Final Transaction Expenses,” respectively. The sole permissible grounds for objection shall be that the determination of Closing Working Capital, Closing Cash, Closing Indebtedness and/or Closing Transaction Expenses was not in accordance with the terms of this Agreement, including the definition(s) thereof. If Seller delivers the Objection Notice within such 30-day period, then Buyer and Seller will endeavor in good faith to resolve the objections, for a period not to exceed 30 days from the date of delivery of the Objection Notice. If at the end of the 30-day period there are any objections identified in the Objection Notice that remain in dispute, then either Buyer or Seller may submit such dispute for resolution to the Referee. The parties will instruct the Referee to determine Final Working Capital, Final Cash, Final Indebtedness and Final Transaction Expenses, as applicable, within 30 days after the objections identified in the Objection Notice that remain in dispute are submitted to it. If any remaining objections are submitted to the Referee for resolution, (i) Buyer and Seller will enter into a customary engagement letter with the Referee; (ii) each such party will furnish to the Referee such workpapers and other documents and information relating to such objections as the Referee may reasonably request and are available to that party (or its independent public accountants) and will be afforded the opportunity to present to the Referee any material relating to the determination of the matters in dispute and to discuss such determination with the Referee; provided that all ex parte communications by the parties or their representatives with the Referee will be prohibited; (iii) to the extent that a value has been assigned to any objection that remains in dispute, the Referee will not assign a value to such objection that is greater than the greatest value for such objection claimed by either party or less than the smallest value for such objection claimed by either party; (iv) the determination by the Referee of Final Working Capital, Final Cash, Final Indebtedness or Final Transaction Expenses, as applicable, as set forth in a written notice delivered to both parties by the Referee, will be made in accordance with this Agreement and will be binding and conclusive on the parties and will constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereof; and (v) fees and expenses of the Referee shall be borne by Seller, on the one hand, and Buyer, on the other hand, in such proportion that reflects the relative benefits received by Seller and Buyer from the resolution of the dispute. For example, if Seller challenges an item by an amount of $100,000 but the Referee determines that Seller has a valid claim for only $40,000, Buyer shall bear 40% of the fees and expenses of the Referee and the Seller shall bear the other 60% of such fees and expenses.

(g) The Closing Purchase Price will be adjusted to be: (i) reduced by the amount, if any, to which: (A) the Final Working Capital is less than the Estimated Working Capital, subject to Section 1.6(k), (B) the Final Indebtedness exceeds the Estimated Indebtedness, (C) the Final Transaction Expenses exceeds the Estimated Transaction Expenses, and (D) the Final Cash is less than the Estimated

Cash; and (ii) increased by the amount, if any, to which: (A) the Final Working Capital is greater than the Estimated Working Capital, subject to Section 1.6(k), (B) the Final Indebtedness is less than the Estimated Indebtedness, (C) the Final Transaction Expenses are less than the Estimated Transaction Expenses and (D) the Final Cash exceeds the Estimated Cash.

(h) Any adjustment pursuant to Section 1.6(g) shall be the “Final Adjustment Amount”.

(i) If the Final Adjustment Amount results in a net decrease to the Closing Purchase Price, then Seller will pay to Buyer an amount equal to the Final Adjustment Amount.

(j) If the Final Adjustment Amount results in a net increase to the Closing Purchase Price, then Buyer will pay to Seller an amount in cash equal to the Final Adjustment Amount.

(k) The determination of the Final Adjustment Amount pursuant to Section 1.6(g) shall be recalculated pursuant to the provisions in Sections 1.6(b) and 1.6(c) using the Final Working Capital rather than the Estimated Working Capital, and if the result thereof differs from the calculation based on Estimated Working Capital, the Final Adjustment Amount shall be increased or decreased, as appropriate (taking into account the amount that was paid or received at Closing pursuant to Sections 1.6(b) and 1.6(c)), to reflect the calculation of the Closing Purchase Price that would have occurred if the Final Working Capital had originally been used to calculate the Closing Adjustment Amount (and subject to the collar of $50,000 described in Sections 1.6(b) and 1.6(c).

(l) All payments made to Buyer or Seller pursuant to this Section 1.6 will be netted so that one payment will be made to Buyer or Seller, as applicable, and such payment will be paid within five Business Days after Final Working Capital, Final Cash, Final Indebtedness and Final Transaction Expenses become binding and conclusive on the parties and will be made by wire transfer of immediately available funds to such account or accounts as are designated by Buyer or Seller, as applicable, in writing within at least two Business Days after Final Working Capital, Final Cash, Final Indebtedness and Final Transaction Expenses become binding and conclusive on the parties.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY AND SELLER

Except as otherwise set forth in the disclosure letter delivered by the Company to Buyer concurrently with the execution and delivery of this Agreement (the “Disclosure Letter”), Seller represents and warrants to Buyer as follows:

2.1 Organization.

(a) The Company and Seller are both corporations duly organized, validly existing, and in good standing under the laws of the State of Delaware and each has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted.

(b) The Company and Seller are both duly qualified or licensed to do business, and each is in good standing, in each jurisdiction in which the property owned, leased, or operated by it, or the nature of its business, makes such qualification or licensing necessary, with each such jurisdiction with respect to the Company being listed in Section 2.1 of the Disclosure Letter, except for such failures that, individually or in the aggregate, would not be material to the Company or Seller, as the case may be.

(c) The Company has previously delivered to Buyer correct and complete copies of the Organizational Documents as in effect on the date of this Agreement. The Company is not in default under or in violation of any provision of its Organizational Documents.

2.2 Capitalization.

(a) Seller is the beneficial and registered owner of the Shares, and has good and valid title to the Shares, free and clear of any Liens. The Shares constitute all of the outstanding capital stock of, or other equity or voting interests in, the Company. No shares of the Company’s capital stock are held in treasury or are authorized or reserved for issuance. All of the Shares have been duly authorized and validly issued, are fully paid and nonassessable, and were not granted in violation of any preemptive rights or any federal and state securities laws.

(b) Other than as set forth in Section 2.2 of the Disclosure Letter, there are no outstanding subscriptions, options, warrants, phantom stock, restricted stock shares, units, calls, rights or other Contracts under which the Company or any other Person is or may become obligated to issue, sell, transfer or otherwise dispose of, or purchase, redeem or otherwise acquire, any shares of capital stock in, or other equity or voting interests in, the Company, and there are no outstanding securities convertible into or exchangeable for any such capital stock, units or other equity or voting interests. No option or warrant with respect to the Company will exist or be in effect at or after the Effective Time and no amounts shall be owed to any Person after the Effective Time with respect to any such option or warrant.

(c) Neither Seller nor the Company is a party to any voting trust agreement, proxy, or other Contract, including any such Contracts restricting or otherwise relating to voting, distribution rights or disposition of any shares of the Company’s capital stock, other than pursuant to this Agreement.

2.3 Subsidiaries. The Company does not have any Subsidiaries or own or otherwise hold, directly or indirectly, any stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

2.4 Authorization and Execution. The execution, delivery and performance of this Agreement by Seller and the execution, delivery and performance of each document to be executed and delivered by Seller and the Company pursuant hereto and the consummation by Seller and the Company of the transactions contemplated hereby and thereby have been duly authorized and approved by all necessary corporate action with respect to Seller and the Company, as the case may be, and each such authorization and approval remains in full force and effect. Seller has all requisite power and authority to enter into, execute and deliver this Agreement and Seller and the Company each have all requisite power and authority to enter into, execute and deliver any other document delivered by Seller and the Company, as the case may be, pursuant hereto, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. No further corporate or other action of Seller or the Company is necessary to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

2.5 Non-Contravention. Neither the execution, delivery and performance of this Agreement and any other document to be executed and delivered pursuant hereto by the Company and Seller nor the consummation by the Company and Seller of the transactions contemplated hereby will:

(a) conflict with or result in any breach of any provision of the Organizational Documents or the certificate of incorporation, bylaws and other organizational documents of Seller;

(b) require Seller or the Company to obtain any consent, approval, authorization, or action of, or make any filing with or give any notice to (collectively, “Consents, Filings, and Notices”) any Governmental Entity, except for the Consents, Filings, and Notices set forth in Section 2.5(b) of the Disclosure Letter;

(c) violate, conflict with, or result in the breach of any of the terms of, accelerate, result in a modification of the effect of, constitute an impermissible assignment or change of control under, require the consent of or other action by any Person under, cause the termination of or give any other contracting party the right to terminate, require giving notice to any Person under, constitute a default (or give rise to any right of termination, cancellation, or acceleration) under (with or without the passage of time), or create a penalty under, any provision of any Material Contract or any material note, bond, Contract or other instrument to which Seller is a party or is subject, except for the Consents, Filings and Notices set forth in Section 2.5(c) of the Disclosure Letter;

(d) violate any Order or any Legal Requirement applicable to Seller, the Company, or any of the assets of the Company; or

(e) result in the creation of any Lien on any assets of Seller or the Company.

2.6 Financial Statements; Undisclosed Liabilities.

(a) The unaudited balance sheets of the Company as of December 31, 2013 and as of December 31, 2014, and the related statements of income for the years then ended (the “Previous Accounts”) are as set forth in Section 2.6(a)(i) of the Disclosure Letter. The Previous Accounts have been prepared in accordance with GAAP. The unaudited balance sheet of the Company as of September 30, 2015 and the related statement of income for the nine-month period then ended are as set forth in Section 2.6(a)(ii) of the Disclosure Letter. The Most Recent Financial Statements were properly prepared in accordance with GAAP, as modified or supplemented by the accounting principles and policies set forth on Section 2.6(a)(iii) of the Disclosure Letter, and subject to year-end adjustments that will not be material and the lack of footnotes thereto.

(b) The financial statements described in Section 2.6(a) are collectively referred to as the “Financial Statements.” The Financial Statements as of and for the nine-month period ended September 30, 2015 are referred to as the “Most Recent Financial Statements” and the balance sheet included therein is referred to as the “Most Recent Balance Sheet.”

(c) The Financial Statements present fairly, in all material respects, the financial position of the Company at the respective dates thereof and the results of operations and cash flows for the periods indicated therein in accordance with GAAP, as modified or supplemented by the accounting principles and policies set forth on Section 2.6(a)(iii) of the Disclosure Letter.

(d) All accounts receivable, notes receivable, and other receivables of the Company are reflected properly on its Books and Records and are valid receivables subject to no setoffs or counterclaims. The accounts payable and accruals of the Company have arisen in bona fide arm’s-length transactions in the ordinary course of business, and the Company has been paying its accounts payable as and when due. There are no unpaid invoices or bills representing amounts alleged to be owed by the Company, or other alleged obligations of the Company, which the Company has disputed or determined to dispute or refuse to pay. The Books and Records have been kept in accordance with reasonable business practices, have complied in all material respects with all applicable Legal Requirements, and reflect only actual transactions. True, correct and complete copies of the Books and Records have been made available to Buyer and its representatives.

(e) The system of internal controls over financial reporting used by the Company is sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Financial Statements.

(f) Other than to the extent disclosed and accrued for in the Most Recent Financial Statements, the Company has no Liabilities except for: (i) Liabilities incurred in the ordinary course of business since the date of the Most Recent Financial Statements and that will be fully reflected in or reserved for in the Final Adjustment Amount and the calculation thereof; (ii) Liabilities identified in, or arising under, Contracts of the Company in the ordinary course of business (but not Liabilities for breaches by the Company or Seller, as the case may be); (iii) Liabilities that would not have been required to be disclosed in, provided for, reflected in, reserved against or otherwise described in the Financial Statements (including any notes thereto) in accordance with GAAP; and (iv) Liabilities resulting from pending, or (to the Company’s Knowledge) threatened Legal Proceedings disclosed in Section 2.6(f) the Disclosure Letter.

2.7 Personal Property. The Company has good and valid title to, or a valid and binding leasehold or license interest in, and the right to use, all tangible personal property and assets used in the operation of its business, free and clear of all Liens except Permitted Liens. Each tangible asset of the Company is in good operating condition and repair, ordinary wear and tear excepted, and is suitable for the purposes for which it is currently used. Except as set forth in Section 2.7 of the Disclosure Letter, the assets and properties that are owned or leased by the Company (a) constitute all the material assets and properties used or held for use in connection with or otherwise related to the business of the Company and (b) will permit the Company, and are sufficient to enable the Company, to substantially operate its business as currently conducted.

2.8 Compliance with Legal Requirements; Permits.

(a) The Company is in material compliance, and for the last 5 years, has conducted its business in material compliance, with all applicable Legal Requirements and Orders, including any Legal Requirements and Orders relating to privacy or confidentiality of information collected or maintained from customers, employees and other Persons by the Company. To the Knowledge of the Company, the Company is not, and has not been, under investigation with respect to and has not been threatened in writing to be charged with or given notice of any violation or potential violation of, any Legal Requirement relating to the conduct of the Company’s business, or under which any of the Company’s material assets or properties are bound.

(b) The Company has all Permits, and has made all required filings, applications and registrations with, any Governmental Entity that are necessary to own, lease and operate its properties and are material to the conduct of its business (collectively, “Material Permits”). All Material Permits are set forth in Section 2.8(b) of the Disclosure Letter and are in full force and effect, are being complied with, and no Legal Proceeding is pending or, to the Company’s Knowledge, is threatened to revoke or limit any such Material Permit. All applications for or renewals of all such Material Permits have been timely filed and made.

2.9 Litigation. No Legal Proceeding is pending or, to the Company’s Knowledge, threatened against the Company, or any of its directors, officers, employees, agents or other representatives (in their capacities as such), or any of its assets, properties, or businesses. Since October 29, 2012, no Legal Proceedings have been commenced by, and no Legal Proceedings have been pending against, the Company, or any of its directors, officers, employees, agents or other representatives (in their capacities as such), or any of its assets, properties, or businesses. Since October 29, 2012, the Company has not received any cease and desist letters requesting that the Company refrain from future breaches of any Person’s rights. Neither the Company nor, to the Company’s Knowledge, any of its directors, officers, employees, agents or other representatives (in their capacities as such) is subject to any Orders. Since October 29, 2012, the Company has not been subject to any Orders. Section 2.9 of the Disclosure Letter sets forth a complete and correct list and description of all Legal Proceedings made, filed or otherwise initiated in connection with the Company (whether by or against the Company or any current or former officer, director, or employee of the Company (in their capacities as such)) and resolved in the past three years.

2.10 Absence of Certain Changes or Events.

(a) Since December 31, 2014, the Company has conducted its business only in the ordinary course consistent with past practices, and there has not been any condition, circumstance, event, or occurrence that, individually or in the aggregate, has resulted or would be reasonably likely to result in a Material Adverse Effect.

(b) Without limiting the generality of Section 2.10(a) and, in each instance, excluding the transactions contemplated by this Agreement, since December 31, 2014, the Company has not:

(i) created, incurred, assumed, or guaranteed any Indebtedness or become subject to any material Liabilities, other than Liabilities incurred in the ordinary course of business consistent with past practice;

(ii) subjected any of its assets to any Lien, except Permitted Liens;

(iii) sold, assigned, or transferred any assets, other than in the ordinary course of business consistent with past practice;

(iv) suffered any extraordinary losses to its property, whether or not covered by insurance, forgiven or canceled any material claims, or waived any right of material value;

(v) increased, in any material respects, its total number of employees or the salaries, wages, bonuses or other compensation or benefits payable (including severance benefits), or to become payable, to any directors, officers, employees, agents, or representatives, except for increases to its officers and employees in the ordinary course of business consistent with past practice or as required under any existing employment agreement or applicable Legal Requirements;

(vi) suffered any work stoppage;

(vii) changed any of its accounting principles or the methods of applying such principles, other than changes required by GAAP or as disclosed in the Most Recent Financial Statements or Most Recent Balance Sheet;

(viii) entered into any Contract with Seller, or any partner, member, owner or Affiliate of Seller;

(ix) made any material change in the manner and timing of payment of trade and other payables;

(x) amended its Organizational Documents;

(xi) made or permitted to have occurred any material change in practices with respect to the collection of accounts receivable;

(xii) incurred any capital expenditures in excess of $25,000;

(xiii) entered into, adopted, modified or terminated any Company Employee Plan;

(xiv) authorized for issuance, issued, sold, pledged or delivered any equity interests or any securities convertible into or exchangeable or exercisable for equity interests of the Company, or redeemed, purchased or otherwise acquired any equity interests of the Company;

(xv) entered into, amended or modified any employment agreement that provides for annual compensation in excess of $100,000;

(xvi) adopted a plan of liquidation, dissolution or reorganization;

(xvii) merged or consolidated with any Person or entered into any partnership, joint venture, association, or other business organization;

(xviii) licensed, transferred, or assigned any Intellectual Property to any third party, or granted any covenant not to sue to any third party with respect to Intellectual Property, other than pursuant to Contracts with customers of the Company in the ordinary course of business consistent with past practice where only (a) non-exclusive object-code licenses to the software of the Company are granted to customers of the Company, or (b) custom implementation software developed by the Company for a customer, which software is not used by the Company for itself or any other Person, is assigned to such customer; or

(xix) other than this Agreement, entered into any Contract to do any of the foregoing.

2.11 Taxes.

(a) All U.S. federal and state Income Tax and other material Tax Returns that were required to be filed by, on behalf of or with respect to the Company were timely and properly filed on or before the applicable due date (taking into account any extension of such due date) and were correct and complete in all material respects. All material Taxes owed by or with respect the Company with respect to any Pre-Closing Tax Period were paid when due, or, in the case of Taxes not yet due, will, in the case of Taxes first due on or before the Closing Date, be paid in full before the Closing Date or, in the case of Taxes first due after the Closing Date, are properly included in the Closing Balance Sheet.

(b) No written claim has ever been made by an authority in a jurisdiction where the Company does not file any Tax Return that the Company is or may be subject to Taxation by such jurisdiction.

(c) All material Taxes that the Company is or is required to withhold or collect in connection with any amount paid or owing to any employee, independent contractor or other third party have been duly withheld or collected and have been paid, to the extent required, to the proper Governmental Entity or other Person. All material Tax information reporting requirements of or with respect to the Company have been satisfied in full.

(d) Since November 1, 2012, the Company has consistently treated any workers that it treats as independent contractors (and any similarly situated workers) as “independent contractors” for purposes of section 530 of the Revenue Act of 1978.

(e) No Tax audit or other Tax proceeding is pending or being conducted or is, to the Company’s Knowledge, threatened against or otherwise with respect to the Company.

(f) The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a Taxable period ending on or before the Closing Date; (ii) “closing agreement” as described in section 7121 of the Code or other agreement with a Governmental Entity (or any similar provision of any applicable Legal Requirement) executed on or before the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under section 1502 of the Code (or any similar provision of any applicable Legal Requirement); (iv) installment sale or open transaction disposition made on or before the Closing Date; (v) prepaid amount or deposit received on or before the Closing Date; (vi) amounts on or before the Closing Date pursuant to section 951 of the Code; (vii) debt instrument held by the Company on or before the Closing Date that was acquired with “original issue discount” as defined in section 1273(a) of the Code or subject to the rules set forth in section 1276 of the Code; or (viii) election made by, or with respect to, the Company described in section 108(i) of the Code (or any corresponding or similar state, local or foreign Legal Requirement for Income Taxes).

(g) Except as set forth in Section 2.11(f) of the Disclosure Letter, neither the Company nor any predecessor thereof has been a member of a group with which it has filed or been included in a combined, consolidated or unitary Tax Return for Income Taxes, other than the group in which it is currently a member and of which Digi International Inc. is the common parent. The Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement. Except as set forth in Section 2.11(f) of the Disclosure Letter, the Company does not have any Liability for Taxes of another Person pursuant to Treasury Regulations section 1.1502-6 (or any similar state, local or foreign Legal Requirement), as a successor or transferee, by contract or agreement, or otherwise.

(h) There is no agreement, plan, arrangement or other contract covering any current or former employee or independent contractor of the Company that, considered individually or considered collectively with any other such contract, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to section 280G of the Code (without regard to any such amount or payment that is approved by the shareholders of the Company in accordance with section 280G(b)(5)(B) of the Code and applicable regulations thereunder). The Company is not a party to any contract, nor does it have any obligation or other Liability, to compensate any individual for excise Taxes paid pursuant to section 4999 of the Code.

(i) The Company has never been a distributing corporation or controlled corporation in a transaction intended to be governed by section 355 of the Code.

(j) The Company has not engaged in any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulations section 1.6011-4(b).

(k) The Company has not deferred the inclusion of any amounts in taxable income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulations section 1.451-5, sections 455 or 456 of the Code or any corresponding or similar provision of Legal Requirements (irrespective of whether or not such deferral is elective).

(l) The Company is not a party to any gain recognition agreement under section 367 of the Code nor has engaged in any transaction subject to section 367(d) of the Code.

2.12 Material Contracts.

(a) Section 2.12(a) of the Disclosure Letter sets forth a list of all of the following Contracts to which the Company is a party, or by which its properties or assets are subject or bound and which are valid and in force as at the date of this Agreement (collectively, the “Material Contracts”):

(i) any Contract to purchase or sell any products or services in an amount in excess of $50,000 that either (A) is not performable within six months or (B) is not terminable by the Company without payment or penalty upon 30 days’ notice;

(ii) any loan agreement, promissory note, indenture, letter of credit or other Contract or instrument evidencing Indebtedness or providing for the borrowing of money, any Contract for the deferred purchase price of property (excluding normal trade payables) or any Contract or instrument guaranteeing any Indebtedness, letters of credit or obligations to pay the deferred purchase price of property (other than normal trade payables) or to reimburse the maker of any letter of credit or banker’s acceptance or any endorsement of any promissory note, bill of exchange or other negotiable instrument (other than endorsements of negotiable instruments for collection in the ordinary course of business);

(iii) any Contract guaranteeing any obligations of any Person;

(iv) any joint venture, partnership or other arrangement involving a sharing of profits, other than the Organizational Documents;

(v) any sales agency, advertising, promotional or distribution Contract;

(vi) any non-competition, exclusive dealing, non-solicitation (other than non-solicitation agreements that allow general solicitations of employees that are not targeted at the employees at issue) or substantially similar Contract, any Contract with a most favored pricing or similar provision and any Contract that grants any right of first refusal or right of first offer or exclusivity right or similar right that limits or purports to limit the ability of the Company to own, operate, sell, transfer, pledge or otherwise dispose of any of its assets or business;

(vii) any Contract with Seller or its Affiliates, other than the Company’s Organizational Documents;

(viii) any Contract for the sale of any material assets;

(ix) any mortgage, deed of trust, security agreement or other Contract creating a Lien on any assets of the Company, including any capital lease;

(x) any lease (either as lessor or lessee) of personal property or real property;

(xi) any Contract for the licensing, transferring, assigning, or granting of covenants not to sue with respect to Intellectual Property, including any software licenses (other than non-negotiated licenses of off-the-shelf software where the aggregate value of all licenses of the same or similar software is less than $50,000);

(xii) any Contract for capital expenditures in excess of $25,000;

(xiii) any Contract with a Governmental Entity;

(xiv) any Contract pursuant to which the Company is required to make payments over the entire term of such Contract in excess of $50,000;

(xv) any collective bargaining or other Contract with any labor organization;

(xvi) any Contract for the employment or engagement of any individual on a full-time, part-time, or consulting basis, except for Contracts with at-will employment arrangements;

(xvii) any Contract relating to the acquisition by the Company of any operating business or the assets or capital stock of any other Person;

(xviii) any Contract requiring a source code escrow or similar arrangement for any Proprietary Software;

(xix) any Contract providing for earn-outs, performance guarantees or other similar contingent payments by the Company, which obligations remain outstanding;

(xx) any Contract with any Material Customer or Material Supplier;

(xxi) (A) any master services agreements or similar Contracts and (B) any Statements of Work or similar Contracts pursuant to which the obligations of the Company have not been fully performed or the Company has liability; and

(xxii) any other Contract that was not entered into in the ordinary course of business or that is otherwise material to the Company.

(b) (i) Except to the extent set forth in Section 2.12(b) of the Disclosure Letter, all Material Contracts are in full force and effect and are valid, binding and enforceable in accordance with their terms except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws related to the enforcement of creditors’ rights or by general principles of equity; (ii) the Company is not in material breach of any Material Contract; (iii) no event has occurred that constitutes, or after the giving of notice or passage of time or both, would constitute, a default or event of default under any Material Contract by or in respect of the Company; (iv) to the Company’s Knowledge, no other party to a Material Contract is in breach thereof; (v) to the Company’s Knowledge, no event has occurred that constitutes, or after the giving of notice or passage of time or both, would constitute, a default or event of default under a Material Contract by or in respect of any other party to the Material Contract; and (vi) the Company has not (A) received any written notice of termination, cancelation, non-renewal or other material alteration with respect to any Material Contract, or (B) waived or released any of its rights under any Material Contract.

(c) Correct and complete copies of each written Material Contract and summaries of each unwritten Material Contract have been delivered by the Company to Buyer.

2.13 Employment.

(a) Section 2.13(a) of the Disclosure Letter sets forth a list of all Employees and all independent contractors engaged by the Company as of October 16, 2015, disclosing the following details in respect of each:

(i) name;

(ii) date of commencement of employment or of the independent contractor relationship;

(iii) position;

(iv) whether full-time or part-time;

(v) to the extent applicable, classification of such Employee as exempt or non-exempt under the Fair Labor Standards Act;

(vi) whether such Employee is currently on any leave of absence; and

(vii) place of work.

A complete and accurate list of all remuneration payable and other benefits provided or which the Company is bound to provide (whether on or after the date of this Agreement) in respect of each of the Employees and independent contractors has been provided to Buyer.

(b) True and correct copies of the standard form of each of the following Contracts that covers any Employee or independent contractor of the Company as of the date of this Agreement have been delivered by the Company to Buyer: (i) employment, independent contractor and service Contracts; (ii) offer letters and other arrangements relating to compensation of employees; and (iii) non-competition, non-solicitation, confidentiality, assignment of intellectual property and similar Contracts. Section 2.13(b) of the Disclosure Letter lists any material deviations from the standard forms of such Contracts.

(c) No Employee is absent or scheduled to be absent from work due to a leave (whether paid or unpaid), including disability leave, other than in accordance with their respective Contracts of employment or due to vacation leave or other leave of absence required under applicable Legal Requirements or offered by the Company under the Company’s policies and taken in the ordinary course of the Company’s business.

(d) To the Company’s Knowledge, none of the Employees or independent contractors engaged by the Company as at the date of this Agreement has given notice terminating his or her employment or engagement with the Company.

(e) None of the Employees is under notice of dismissal, nor is there any liability outstanding to any Employee or independent contractor engaged by the Company as at the date of this Agreement or any former employee of the Company or any individual formerly engaged as an independent contractor by the Company, except for remuneration or other benefits accruing due, and all such remuneration or other benefit that has fallen due for payment has been paid.

(f) To the Company’s Knowledge, no Employee is subject to a non-solicitation or non-competition restriction limiting such Employee’s ability to be employed by Buyer in the same capacity as such employee is currently employed or engaged by the Company.

(g) With respect to all Employees of the Company, the Company: (i) is and has been since October 29, 2012 in material compliance with all applicable Legal Requirements respecting labor and employment, employment practices, terms and conditions of employment, wages and hours, classification of employees as exempt or non-exempt under the Fair Labor Standards Act and similar state laws, overtime compensation, workers’ compensation, equal employment opportunity, equal pay or treatment, discrimination on the basis of any protected classification, fixed term employment, working time, information and consultation, maternity, paternity and parental leave and pay, immigration control, employee classification and data privacy and security; (ii) has withheld and reported in a timely manner all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments; (iii) is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, or other benefits or obligations (other than routine payments, not past due, to be made in the normal course of business and consistent with past practice).

(h) There are no Legal Proceedings pending relating to any labor, safety or employment matters, nor, to the Company’s Knowledge, have any such Legal Proceedings been threatened since January 1, 2014.

(i) There are no material written personnel manuals, handbooks, policies, rules or procedures applicable to Employees, other than those set forth in Section 2.13(i) of the Disclosure Letter.

(j) The Company has in its files a Form I-9 that is validly and properly completed in accordance with applicable Legal Requirements for each Employee and former employee with respect to whom such form is required by applicable Legal Requirements.

2.14 Employee Benefits.

(a) Each Welfare Plan, employee pension benefit plan within the meaning of Section 3(2) of ERISA and each other deferred compensation, bonus, commission, incentive, stock incentive, stock option, stock purchase, stock appreciation, equity-based compensation, profit sharing, severance, change in control, pension, health, medical, dental, disability, life insurance, flexible spending account, sick pay, vacation pay, leave of absence, salary continuation, educational assistance, service award, fringe benefit or other plan, program, policy, or Contract providing compensation or benefits of any kind (other than base wages) that is currently maintained by the Company or with respect to which the Company is under any current obligation to contribute or to which the Company otherwise has any liability or obligation, whether current or contingent, with respect to any current or former employee, officer, consultant, agent, independent contractor or director (or any of their dependents, survivors or beneficiaries) of the Company (collectively, the “Company Employee Plans”), is listed in Section 2.14(a) of the Disclosure Letter and, to the extent a Company Employee Plan is evidenced by documents, true and complete copies of all documents set forth the terms of each such Company Employee Plan have been provided to Buyer. In addition, copies of the summary plan descriptions and summaries of material modifications of each Company Employee Plan or other written summaries, copies of trust agreements, insurance contracts or other funding arrangements for the Company Employee Plans, third party service agreements for the Company Employee Plans, copies of the most recent determination letter (or opinion or advisory letter in the case of a plan maintained on a pre-approved plan document) issued by the Internal Revenue Service with respect to each applicable Company Employee Plan, all written communication received from any Governmental Entity with respect to a Company Employee Plan in the past three years, and copies of the annual report (Form 5500 Series in the United States or similar report in any other country) required to be filed with any Governmental Entity with respect to each Company Employee Plan for the three most recent plan years of such plan for which reports have been filed have been.

(b) The Company has made on a timely basis all contributions or payments required to be made for periods up to and including the Closing Date by it under the terms of the Company Employee Plans or applicable Legal Requirements. Any contributions or payments for any period ending on or before the Closing Date that are not yet due, have been made or fully accrued for in the Closing Balance Sheet and the Books and Records of the Company.

(c) Except as otherwise set forth in Section 2.14(c) of the Disclosure Letter, each Company Employee Plan (and any related trust, insurance agreement, or other funding instrument) has been administered in all material respects in compliance with all applicable Legal Requirements, and all material reports required to be filed with any Governmental Entity with respect to each Company Employee Plan have been timely filed. Each Company Employee Plan that is intended to be a tax-qualified Plan under section 401(a) of the Code has received a favorable determination letter from the IRS (or is a pre-approved plan entitled to rely on the opinion or advisory opinion of the pre-approved plan sponsor).

(d) There is no Legal Proceeding pending or, to the Company’s Knowledge, threatened against the Company or by any Governmental Entity, or any participant or beneficiary, with respect to any Company Employee Plan. Neither the Company nor, to the Company’s Knowledge, any of its ERISA Affiliates has engaged in any transaction in violation of section 406 of ERISA for which no exemption exists under section 408 of ERISA or any “prohibited transaction” (as defined in section 4975(c)(1) of the Code) for which no exemption exists under section 4975(c)(2) or section 4975(d) of the Code, or is subject to any excise Tax imposed by the Code with respect to any Company Employee Plan. No act or omission has occurred that could cause the Company to be subject to an assessable payment under Code Section 4980H.

(e) Neither the Company nor any of its ERISA Affiliates currently maintains, nor at any time in the six calendar years ending immediately prior to the calendar year in which the Effective Time falls maintained, or had an obligation to contribute to, (i) any defined benefit pension plan subject to Title IV of ERISA or any money pension plan subject to Code Section 412, (ii) any “multiemployer plan” as defined in sections 4001(a)(3) and/or 3(37) of ERISA, (iii) any defined benefit or superannuation plan or scheme that is or was subject to the laws of any jurisdiction outside of the United States, or (iv) any “multiple employer welfare arrangement,” as defined in section 3(40) of ERISA. There are no Liens against the assets of the Company or an ERISA Affiliate under Title IV of ERISA.

(f) No Company Employee Plan provides health, dental or life insurance benefits to any employee of the Company, or any dependent of any such employee, following termination of the employee’s employment, except as may be required by section 4980B(f) of the Code or any similar Legal Requirement and at the employee’s (or dependent’s) sole expense. The requirements of section 4980B(f) of the Code and parts 6 and 7 of Subtitle B of Title I of ERISA, including the provisions relating to continuation of health coverage under COBRA, and any similar requirements under any other applicable Legal Requirement relating to continuation of employee welfare benefits have been satisfied in all material respects with respect to each Company Employee Plan that is subject to such requirements. The Company is not bound by any Contract (including any collective bargaining agreement or individual employment or other agreement) to maintain any Company Employee Plan.

(g) Each Company Benefit Plan that constitutes a “non-qualified deferred compensation plan” subject to Code Section 409A complies in all material respects with Code Section 409A with respect to its form and operation, no amounts under any such Company Benefit Plan is or has been subject to the interest and additional tax set forth under Code Section 409A(a)(1)(B), and there is no obligation to reimburse or otherwise “gross-up” any Person for the interest or additional tax set forth under Code Section 409A(a)(1)(B).

(h) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result (either alone or in combination with any other event in (i) any “parachute payments” within the meaning of Section 280G(b) of the Code, or (ii) in any current or former employee, director, officer, consultant or independent contractor of the Company receiving any payment or benefit, increase in payment or benefit, accelerated vesting in a right to payment or benefit or require the funding of any payment or benefit.

(i) No Company Employee Plan is subject to the laws of any jurisdiction outside of the United States.

2.15 Intellectual Property.

(a) Section 2.15(a)(1) of the Disclosure Letter sets forth all applications for registration, registered and material unregistered Intellectual Property owned by the Company and, with respect to each application or registration, includes the name of the item and, where applicable, application or registration number and jurisdiction of registration, application, certification and filing. The Company exclusively owns (free and clear of all Liens, other than Permitted Liens) the Intellectual Property set forth (or required to be set forth) in Section 2.15(a)(1) of the Disclosure Letter. All necessary registration, maintenance and renewal fees in connection with each item of Intellectual Property listed (or required to be listed) in Section 2.15(a)(1) of the Disclosure Letter have been paid and all necessary documents and certificates have been filed with the relevant patent, copyright, trademark or other authorities for purposes of maintaining such item of Intellectual Property, and all Intellectual Property listed (or required to be listed) in Section 2.15(a)(1) is unexpired, subsisting and, to the extent issued or granted is, to the Company’s Knowledge, valid and enforceable. Section 2.15(a)(2) of the Disclosure Letter sets forth all licenses to use third-party Intellectual Property used by the Company (other than non-negotiated licenses of off-the-shelf software where the aggregate value of all licenses of the same or similar software is less than $50,000) and all Contracts pursuant to which another Person has conveyed material Intellectual Property to the Company. The Intellectual Property owned by the Company, together with the Intellectual Property licensed to the Company, constitutes all of the Intellectual Property used, held for use, or otherwise necessary for the operation of the business of the Company as currently conducted.

(b) (i) The Company has not interfered with, infringed upon, misappropriated or violated the Intellectual Property of any other Person, and, to the Company’s Knowledge, no other Person is interfering with, infringing upon, misappropriating or violating the Intellectual Property of the Company.

(ii) No claims or proceedings are pending or, to the Company’s Knowledge, are threatened against the Company, alleging that the Company has infringed upon or otherwise violated, or caused or induced any Person to infringe upon or otherwise violate, any known right or claimed right of any Person under or with respect to any Intellectual Property of any other

Person. The Company has not received written notice of any pending or threatened Legal Proceeding or any allegation or claim in which any Person alleges that the Company has violated any Person’s Intellectual Property. Further, the Company has not received a written offer from any other Person proposing to grant a license to the Company to Intellectual Property of said other Person purported to relate to the Company.

(iii) (A) All licenses listed (or required to be listed) on Section 2.15(a)(2) of the Disclosure Letter are in full force and effect and are valid, binding and enforceable in accordance with their terms except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws related to the enforcement of creditors’ rights or by general principles of equity; (B) the Company is not in breach of any such license; (C) no event has occurred that constitutes, or after the giving of notice or passage of time or both, would constitute, a default or event of default under any such license by or in respect of the Company; (D) to the Company’s Knowledge, no other party to such license is in breach thereof; and (E) to the Company’s Knowledge, no event has occurred that constitutes, or after the giving of notice or passage of time or both, would constitute, a default or event of default under any such license by or in respect of any other party to the license.

(iv) To the Company’s Knowledge, the Company has not used any confidential information or trade secrets in violation of the rights of any Person.

(v) The Company has taken commercially reasonable efforts to maintain the secrecy of all of the Company’s confidential information, including the Company’s Proprietary Software. The Company has not disclosed to any Person not obligated to maintain the confidentiality thereof any trade secret or other Intellectual Property the value of which is contingent upon confidentiality without securing an appropriate confidentiality agreement, and to the Company’s Knowledge there have been no violations of any such confidentiality obligations owed to the Company.

(vi) The Company has not entered into any covenant not to compete, trademark agreement, patent agreement or other Contract limiting or purporting to limit the ability of the Company to transact business in any market or geographical area or with any Person.

(c) None of the Proprietary Software of the Company has been delivered, licensed, published or disclosed by the Company, except pursuant to a written non-disclosure agreement that is in the standard form used by the Company or similar agreement requiring the recipient to keep such Proprietary Software or trade secrets confidential. Except as set forth in Section 2.15(c) of the Disclosure Letter, (i) the Company does not have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available any source code of any Proprietary Software to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company, and (ii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code of any Proprietary Software of the Company to any other Person who is not, as of the date of this Agreement, an employee of the Company.

(d) Section 2.15(d) of the Disclosure Letter lists all Open Source Software used or otherwise Exploited by the Company in any way. The Company has not at any time used or otherwise Exploited any Open Source Software in such a way that any Proprietary Software of the Company is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any Open Source License) that could or does require, or could or does condition the use or other Exploitation of such Proprietary Software on, the disclosure, licensing or distribution of such Proprietary Software or any portion thereof.

2.16 Labor Disputes. There are no strikes, work stoppages, picketing, or slowdowns or labor disputes or claims of unfair labor practices pending or, to the Company’s Knowledge, threatened against the Company. No employees of the Company are union employees or otherwise subject to any collective bargaining agreement or other union, association or similar Contract. No union or association organizing or election activities involving any employees of the Company are in progress or, to the Company’s Knowledge, have been threatened.

2.17 Finders or Investment Bankers. Except as set forth in Section 2.17 of the Disclosure Letter, neither Seller nor the Company has employed or will employ, or agreed to pay any fees or commission to, any investment banker, business consultant, financial adviser, broker or finder in connection with the transactions contemplated by this Agreement.

2.18 Insurance. Section 2.18 of the Disclosure Letter sets forth a list of all insurance policies taken on behalf of the Company. Each of the insurance policies identified in Section 2.18 of the Disclosure Letter is in full force and effect as of the date of this Agreement. All premiums due on such insurance policies have either been paid, or if due and payable prior to Closing, will be paid prior to the Closing in accordance with the payment terms of such insurance policy. The Company is not in material default under any such insurance policy. Such insurance policies provide all coverage required by applicable Legal Requirements and the terms and conditions of Real Property Leases (as defined below), if applicable.

2.19 Real Estate.

(a) The Company does not own, or has it ever owned, any real property.

(b) (i) Section 2.19(b) of the Disclosure Letter identifies all real property leases and other arrangements (the “Real Property Leases”) under which, as of the date of this Agreement, the Company uses, occupies or has the right to use or occupy, now or in the future, any real property (the building space and other improvements covered by the Real Property Leases being collectively called the “Leased Real Property”). The Leased Real Property is the only real property occupied by the Company.

(ii) To the Company’s Knowledge, each Real Property Lease is valid, binding, in full force and effect and enforceable in accordance with its terms (except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity); all rent and other sums and charges payable by the Company as tenant thereunder are current and not delinquent; no notice of default or termination under any Real Property Lease is outstanding; the Company is not (and, to the Company’s Knowledge, no other party is) in material breach of any of the Real Property Leases, and no termination event or condition or uncured default on the part of the Company exists under any of the Real Property Leases and no event has occurred and no condition exists that constitutes or, with the giving of notice or the lapse of time or both, would constitute, such a default or termination event or condition.

(iii) The Company has provided to Buyer correct and complete copies of each Real Property Lease, and any estoppel certificates, subordination agreements or similar instruments that would preclude assertion of any claim by the tenant under any Real Property Lease, affect any of the tenant’s rights or obligations under any Real Property Lease, or otherwise be binding upon any successor to the Company’s position under any Real Property Lease.

(iv) Except for the Real Property Leases, there is no lease (including any sublease) or occupancy agreement in effect with respect to any Leased Real Property. To the Company’s Knowledge, there is no pending or threatened proceeding regarding condemnation or other eminent domain proceeding affecting any Leased Real Property or any sale or other disposition of Leased Real Property in lieu of condemnation. The Company has good title to the leasehold estate and other rights of the tenant with respect to the property affected by each Real Property Lease, free and clear of all Liens, except for (i) Permitted Liens or (ii) any Lien on the applicable fee title, the payment or performance of which is not the responsibility of the Company as tenant under the applicable Real Property Lease.

(v) The use and occupancy by the Company of the Leased Real Property is in compliance in all material respects with all applicable Legal Requirements.

(vi) The Company will use commercially reasonable efforts to obtain (to the extent required under the applicable Real Property Lease) the written consent of the landlord of each Real Property Lease to the consummation of the transactions contemplated by this Agreement.

(vii) The Company has not contested any operating costs, real estate taxes or assessments or other charges payable by the tenant under any Real Property Lease; there are no rights of first refusal, first options or other rights held by the Company with respect to any Real Property Lease or the real estate affected by such Real Property Lease that are not contained within the Real Property Lease; and the Company has not exercised any option or right to terminate, renew or extend or otherwise affect the rights or obligations of the tenant under any Real Property Lease.

2.20 Powers of Attorney. Section 2.20 of the Disclosure Letter sets forth a list of all powers of attorney granted or entered into by the Company that are still in effect.

2.21 Transactions with Affiliates, Seller, and Others. Except as set forth in Section 2.21 of the Disclosure Letter:

(a) the Company does not have any Liability owing to any stockholder (including Seller), member, equity holder, consultant, employee or Affiliate of the Company or Seller;

(b) no stockholder (including Seller), member, equity holder, consultant, employee or Affiliate of the Company or Seller has any indebtedness for borrowed money owing to the Company, except for ordinary business expense advances; and

(c) no stockholder (including Seller), member, equity holder, consultant, employee or Affiliate of the Company or Seller, or, to the Company’s Knowledge, any individual related by blood, marriage, or adoption to any such Person, is, or since October 29, 2012 has been, a party to any Contract with the Company or has, or had since October 29, 2012, any material interest in any property or asset used by the Company (including any Intellectual Property or Proprietary Software), in each case involving amounts in excess of $25,000.

2.22 Environmental Matters.

(a) Since October 1, 2012, the Company has obtained each material Permit that it is or was required to obtain under any Environmental Law. Since October 1, 2012, the Company is and always has been in material compliance with all Environmental Laws and the terms and conditions of all Permits issued with respect to the Company pursuant to any Environmental Law.

(b) There is no Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company or against any Person whose Liability for such Environmental Claim the Company has or retained or assumed by Contract or under any Legal Requirement.

(c) The Company has not installed, used, generated, treated, disposed of or arranged for the disposal of any Hazardous Substance in any manner so as to create any material Liability under any Environmental Law or any other Liability for the Company.

(d) To the Knowledge of the Company, there has been no release of any Hazardous Substance at, under, around, or migrating to or from a Leased Real Property or any other property occupied by the Company that could result in Liability for the Company or limit or restrict the Company’s current use and occupancy of the such Leased Real Property.

2.23 Material Customers and Suppliers. Section 2.23 of the Disclosure Letter contains a list setting forth the 20 largest customers of the Company, by dollar amount of revenue recognized, over the twelve months ended on the date of the Most Recent Balance Sheet (and the amount of revenue recognized with respect to each such customer during such twelve-month period) (the “Material Customers”) and the 20 largest suppliers of and service providers to the Company, by dollar amount paid, over the twelve months ended on the date of the Most Recent Balance Sheet (and the amount paid to each such supplier or service provider during such twelve-month period) (the “Material Suppliers”). Since October 1, 2014, the Company has not received any written notice indicating that any such Material Supplier or Material Customer is or was (i) disputing or refusing to pay amounts alleged to be owed by it to the Company or (ii) terminating or materially reducing or making any materially adverse change in its or any of its Affiliates’ business relationship with the Company. The Company has achieved and currently maintains Platinum Partner status with salesforce.com.

2.24 Privacy and Security.

(a) The Company’s use, collection, storage, disclosure or transfer of any personally identifiable information or sensitive personal information (including any credit card-related information or other payment-related information), is, and since October 29, 2012 has been, in compliance in all material respects with all Legal Requirements.

(b) The Company uses commercially reasonable efforts to protect the confidentiality, integrity and security of its systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, in material conformance with applicable industry practices, including (i) the use of adequate-strength encryption technology and (ii) the implementation of a comprehensive security plan which (x) identifies internal and external risks to the security of the confidential information of the Company; and (y) implements, monitors and improves safeguards to control those risks.

2.25 Bank Accounts. Section 2.25 of the Disclosure Letter contains a list setting forth each bank or financial institution in which the Company has an account, safe deposit box or lockbox, or maintains a banking, custodial, trading or similar relationship, the number of each such account or box, and the names of all persons authorized to draw thereon or to having signatory power or access thereto.

2.26 Warranties. During the prior two years, to the Company’s Knowledge, there have been no claims asserted in a written letter against the Company or any of its Affiliates alleging any defects in the services or products of the Company or alleging any failure of the services or products of the Company to meet specifications.

2.27 No Additional Representations. Except as expressly set forth in this Article 2, neither Seller nor the Company makes any other express or implied representations or warranties and each hereby disclaims any additional representation or warranty.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to Seller as follows:

3.1 Corporate Organization.

(a) Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b) Buyer is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures that, individually or in the aggregate, would not be reasonably likely to materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

3.2 Authorization and Execution. Buyer has the organizational power and authority required to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement and each document to be executed and delivered by Buyer pursuant hereto by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a legal, valid and binding agreement on the part of Buyer, enforceable against Buyer in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.3 Non-Contravention. Neither the execution, delivery and performance of this Agreement and each document to be executed and delivered pursuant hereto by Buyer nor the consummation by Buyer of the transactions contemplated hereby will:

(a) require Buyer to obtain or make any Consents, Filings, or Notices of or with any Governmental Entity, except for the Consents, Filings, and Notices that have been obtained prior to Closing;

(b) violate any Legal Requirements or Orders applicable to Buyer;

(c) violate any provision of the certificate of formation or operating agreement of Buyer; or

(d) violate, conflict with, or result in the breach of any of the terms of, accelerate, result in a modification of the effect of, require the consent of or other action by any Person under, or cause the termination of or give any other contracting party the right to terminate, or constitute a default (or give rise to any right of termination, cancellation, or acceleration) under (with or without the passage of time), or create a penalty under, any provision of any material note, bond, Contract, or other instrument to which Buyer is a party or to which it is subject, except to the extent that the requisite consent or approval has been obtained prior to Closing.

3.4 Pending Actions. There is no pending or, to the Knowledge of Buyer, threatened, Legal Proceeding against or relating to Buyer to restrain or prevent the carrying out of the transactions contemplated by this Agreement or that would be reasonably likely to materially impair the ability of Buyer to perform its obligations under this Agreement.

3.5 Finders or Investment Bankers. Neither Buyer nor any of its officers, directors, or Affiliates has employed, or agreed to pay any fees or commissions to, any investment banker, business consultant, financial advisor, broker or finder in connection with the transactions contemplated by this Agreement to whom Seller could be liable for any fees or other obligations.

ARTICLE 4

COVENANTS

4.1 Non-Interference. Seller will not take any action that is intended to discourage any customer or client, licensor, supplier, employee, agent or other business associate of the Company from maintaining the same business relationships with the Company after the Effective Time as it maintained with the Company before the Effective Time.

4.2 Tax Matters.

(a) Seller will prepare and timely and properly file (or cause to be prepared and timely and properly filed) all (i) Tax Returns with respect to the Company required to be filed on or before the Closing Date (after taking into account extensions therefor) and (ii) consolidated, combined or unitary Tax Returns that include Seller and the Company that are required to be filed before, on or after the Closing Date. Buyer will prepare and timely file (or cause to be prepared and timely filed) all Tax Returns with respect to the Company that Seller is not obligated to file (or cause to be filed) pursuant to this Section 4.2(a) or Section 4.2(b) and Seller shall provide Buyer with a list of all such Tax Returns for Pre-Closing Tax Periods no later than thirty (30) days following the Closing Date. Seller will timely and properly satisfy (or cause to be satisfied) in full when due all Taxes with respect to (i) the Seller or any of its Affiliates (excluding the Company) for any Tax period; (ii) the Company with respect to any Pre-Closing Tax Period; (iii) a member of any affiliated, consolidated, combined or unitary group of which the Company (or any predecessor thereto) is or was a member before Closing in which one or more entities other than the Company is or was also a member, including Taxes pursuant to Treasury Regulations section 1.1502-6 or any similar applicable Legal Requirement; (iv) any Person (other than the Company) imposed on the Company for any period as a transferee or successor with respect to a transaction occurring on or before the Closing Date, by applicable Legal Requirement, contract or otherwise; and (v) any Taxes imposed in connection with the transactions contemplated by this Agreement, including one half of any Transfer Taxes (all of such Taxes being the “Pre-Closing Taxes”). If Buyer is required under this Section 4.2(a) to file any Tax Return for Income Taxes that involves Pre-Closing Taxes, then no later than ten (10) Business Days before the filing of any such Tax Return, Seller will pay to Buyer an amount equal to the amount of Taxes shown due on such Tax Return for which Seller is obligated with respect to such Tax Return. If any Tax Return of the Company for Income Taxes prepared (or caused to be prepared) by Buyer relates to any period that is a Pre-Closing Tax Period, then Buyer will give to Seller a copy of such Tax Return as soon as practicable after the preparation, but not later than fifteen (15) days before the filing or due date thereof if earlier, thereof for Seller’s review and comment. Buyer will make any changes to such Tax Return that are reasonably requested. Notwithstanding the foregoing, Seller will only be liable for any such Taxes described in this Section 4.2(a) to the extent that such Taxes exceed the sum of (1) the amount, if any, of estimated Taxes paid for such Taxes on or before the Closing Date plus (2) the amount, if any, accrued for such Taxes in the Final Working Capital, as finally determined pursuant to Section 1.6(f). Buyer may not amend any Tax Return of the Company for a Pre-Closing Tax Period without Seller’s prior written consent, which consent shall not be unreasonably conditioned, delayed or withheld.

(b) Seller shall prepare or cause to be prepared, at Seller’s expense, all Tax Returns required to be filed by the Company for all taxable periods ending on or prior to the Closing Date with an initial due date (taking into account any extensions properly obtained) after the Closing Date (each, a “Pre-Closing Return”). All Pre-Closing Returns shall be prepared in accordance with applicable Legal Requirements and, to the extent not inconsistent with applicable Legal Requirements, the past practice of the Company in preparing their Tax Returns. Seller shall provide Buyer with each Pre-Closing Return no later than fifteen (15) days prior to the due date thereof (taking into account any extensions properly obtained) for Buyer’s review, comment and filing.

(c) Each party will, and each party will cause its applicable Affiliates to, cooperate in all reasonable respects with respect to Tax matters involving the Company and provide one another with such information as is reasonably requested to enable the requesting party to complete and file all Tax Returns it may be required to file (or cause to be filed) with respect to the Company, to respond to Tax audits, inquiries or other Tax proceedings, and to otherwise satisfy Tax requirements. Such cooperation also will include promptly forwarding copies (to the extent related thereto) of (i) relevant Tax notices, forms or other communications received from or sent to any Governmental Entity and (ii) reasonably requested copies of all relevant Tax Returns together with accompanying schedules and related workpapers, documents relating to rulings, audits or other Tax determinations by any Governmental Entity and records concerning the ownership and Tax basis of property.

(d) In the case of any Taxes for any Straddle Period of the Company, the portion of such Tax which relates to the portion of such Straddle Period ending at the end of the Closing Date shall (i) in the case of any property Taxes and other Taxes imposed on a periodic basis without regard to income, receipts, sales, purchases or wages, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period, and (ii) in the case of any other Tax, be deemed equal to the amount which would be payable if the relevant taxable period ended at the end of the Closing Date.

(e) Each of Buyer, on the one hand, and Seller, on the other hand, will pay half of all Transfer Taxes, and Seller and Buyer will cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of applicable Legal Requirements relating thereto.

(f) Any Tax refunds that are actually received by the Company or that the Company or the Buyer elects to apply to reduce another tax liability that relate to a Pre-Closing Tax Period shall be for the account of Seller and Buyer shall pay over to Seller any such refund within fifteen (15) days after receipt or election, net of any Taxes imposed upon Buyer or the Company by reason of receipt or election with respect to such refund or in connection with such refund; provided, however, that if any such Tax refunds are subsequently disallowed, Seller shall pay over to Buyer the amount of any such Tax refund within fifteen (15) days after such disallowance.

(g) This Section 4.2(g) only relates to claims for indemnification that involve a Tax Claim (and then only to such Tax Claim itself). In the case of any conflict regarding the procedures applicable to the conduct of Tax Claims set forth in this Section 4.2(g) and Section 8.2, this Section 4.2(g) shall prevail. The Indemnitor for a Tax Claim will control (at its own expense) all proceedings in connection with such Tax Claim for a Tax period ending on or before the Closing Date that the Indemnitor elects in writing to control within ten (10) days of receiving notice of such Tax Claim (and if the Indemnitor elects to control any such Tax Claim, the Indemnitee shall have the right, but not the obligation, to participate and observe the defense of such Tax Claim at the Indemnitee’s expense), and, without limiting the foregoing, the Indemnitor may in its sole discretion take actions (including with any of its Affiliates) that include to pursue or forego any hearing, conference or other proceeding with any applicable Governmental Entity with respect thereto, pay the Tax claimed, sue for a refund (where Legal Requirements permit such a refund suit) or contest such Tax Claim (including any combination of the foregoing), except that Seller, at its own expense, will control (and may take such actions with respect to) (but Buyer may participate in at its own expense) any proceeding in connection with any Tax Claim relating solely to any Income Tax with respect to the Company as a member of any combined consolidated or unitary group with respect to any period ending on or before the Closing Date, except that the Indemnitor and Indemnitee will jointly control any proceeding in connection with any Tax Claim relating to any Income Tax with respect to the Company with respect to a Straddle Period. Buyer shall control any Tax Claim which Seller is not entitled to control, does not elect to control, or fails to diligently pursue pursuant to this Section 4.2(g). Each party will not (and will cause each of its Affiliates not to) admit any liability with respect to, settle or compromise, or appeal any adverse determination in any Tax Claim without the prior written consent of the other party (which consent will not be unreasonably conditioned, delayed, or withheld), except that Seller may admit any Liability with respect to, or settle or compromise, any Tax Claim to the extent relating to Income Taxes of or with respect to the Company for any Pre-Closing Tax Period for which Seller indemnifies Buyer without Buyer’s consent.

(h) Seller and each of its Affiliates will make or cause to be made (or join in making, as applicable) an election under Treasury Regulations Section 1.1502-36(d)(6) (and any corresponding provision of state, local or non-U.S. Tax Legal Requirement) in connection with the sale of the Shares pursuant to this Agreement to reduce the Seller’s tax basis in the Shares in lieu of reducing any net operating loss, tax basis or other tax attributes of the Company. Seller shall not make, and shall not permit any of its Affiliates to make, (i) any election pursuant to Section 336(e) of the Code in connection with the sale of the Shares pursuant to this Agreement, or (ii) any other election the effect of which would be to reduce any net operating loss, tax basis or other tax attribute of the Company.

4.3 Restrictive Covenants.

(a) For a period of three (3) years commencing on the Closing Date (the “Restricted Period”), except as provided herein, Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, (i) own, operate, manage, control, invest in or otherwise engage in any capacity in a Restricted Business; (ii) have an interest in any Person that owns, operates, manages, controls, invests in or otherwise engages directly or indirectly in a Restricted Business in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company and any of its customers or suppliers, partners or other business relationships. Notwithstanding the foregoing, Seller may (A) own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person, and in any case so long as and only if Seller or such Affiliate is not involved in the management of such Person or its business and (B) provide consulting services regarding the implementation, configuration and customization of salesforce.com enterprise applications or enterprise applications that are directly competitive therewith in direct response to a request by a customer of Seller or any of its Affiliates that is incidental to the sale of goods or services that are outside the scope of the Restricted Business by Seller or any of its Affiliates.

(b) During the Restricted Period, Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, hire or solicit any employee of the Company or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, that nothing in this Section 4.3(b) shall prevent Seller or any of its Affiliates from (i) hiring (A) any employee whose employment has been terminated by the Company or Buyer for any reason at least six (6) months prior to being hired by Seller or such Affiliate or (B) any employee whose employment has been terminated by the employee at least twelve (12) months prior to being hired by Seller or such Affiliate; or (ii) conducting general solicitations of employment not targeted at the employees of the Company and hiring any individuals who respond to such solicitations. For the avoidance of doubt, none of the foregoing provisos (i) or (ii) in this paragraph shall be deemed to waive, terminate or otherwise affect in any respect any obligations (with respect to restrictive covenants or otherwise) of any employee or former employee of the Company or Buyer.

(c) If Seller breaches any of the provisions of this Section 4.3, Buyer and the Company shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to any such Person under applicable Legal Requirements:

(i) the right and remedy to have such provision specifically enforced by any court having jurisdiction, it being acknowledged and agreed that any such breach may cause irreparable injury to each of Buyer and the Company, the amount of which cannot be readily determined and as to which neither Buyer nor any of its Affiliates (including the Company after the Closing) will have any adequate remedy at law or in damages, and that money damages may not provide an adequate remedy to such Person; and

(ii) the right and remedy to recover from Seller all monetary damages suffered by Buyer and the Company, as the case may be, as the result of any acts or omissions constituting a breach of this Section 4.3.

(d) Seller recognizes and acknowledges that as of the Closing, it has knowledge of confidential and proprietary information concerning the Company and Buyer including information relating to financial statements, clients, customers, potential clients or customers, employees, suppliers, equipment, designs, drawings, programs, strategies, analyses, profit margins, sales, methods of operation, plans, products, technologies, materials, trade secrets, strategies, prospects or other proprietary information (“Confidential Information”); provided that Confidential Information shall not include information that: (i) is or becomes generally available to the public, other than as a result of a disclosure by Seller in breach or violation of this Agreement; (ii) becomes available to Seller on a non-confidential basis from a source other than the Company or Buyer, provided that such source of such information is not known by Seller to be bound by a confidentiality agreement with Buyer or the Company regarding such information; or (iii) was independently developed by Seller without use of, or reference to, any of the information of the Company. In light of the foregoing, from and after the Closing, Seller shall maintain the confidentiality of, and refrain from using or disclosing to any Person, all Confidential Information, except to the extent disclosure of any such information is required by Legal Requirement or any such information is in the public domain through no wrongful act on the part of Seller or any of its Affiliates or agents; provided however, that Seller’s obligations pursuant to this sentence shall terminate on the seventh anniversary of the Closing with respect to all Confidential Information that does not constitute a trade secret under applicable Legal Requirements, it being agreed that Seller’s obligations pursuant to this sentence with respect to Confidential Information constituting a trade secret under applicable Legal Requirements shall last indefinitely. In the event that Seller reasonably believes after consultation with counsel that it is required by applicable Legal Requirement to disclose any Confidential

Information, Seller will (i) to the extent permitted by applicable Legal Requirement, provide Buyer with prompt notice before such disclosure so that Buyer may attempt to obtain a protective order or other assurance that confidential treatment will be accorded to such Confidential Information and (ii) cooperate with Buyer (at Buyer’s expense) in attempting to obtain such order or assurance.

(e) Seller acknowledges that the restrictions contained in this Section 4.3 are reasonable and necessary in all respects, are necessary to protect the legitimate interests of Buyer and the Company and to protect and preserve the value and the goodwill of Buyer’s and the Company’s businesses, and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby. Seller further agrees that the length of time, scope and geographic coverage is reasonable given the benefits it has received hereunder. Seller further agrees that it will not assert that the Restricted Period or the scope or geographic coverage of the restrictions contained in this Section 4.3 are unreasonable in any Legal Proceeding, regardless of who initiates such Legal Proceeding; provided, however, that this covenant does not preclude Seller from asserting in any Legal Proceeding, regardless of who initiates such Legal Proceeding, that Buyer’s interpretation of the scope of the restrictions contained in this Section 4.3 is unreasonable.

(f) In the event that any covenant contained in this Section 4.3 should be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Legal Requirements in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Legal Requirements. The covenants contained in this Section 4.3 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

4.4 Waiver, Release and Discharge.

(a) Effective upon the Closing, Seller, on its own behalf and on behalf of its successors, assigns and any other Person that may claim by, through or under Seller, hereby irrevocably waives, releases and discharges the Company from any and all Liabilities to Seller of any kind or nature whatsoever, whether as an equity holder of the Company or otherwise, including arising in connection with the negotiation or execution of this Agreement and the Transaction Documents or the consummation of the transactions contemplated hereby and thereby, and Seller covenants and agrees that Seller shall not seek to recover any amounts in connection therewith or thereunder from the Company, other than Liabilities arising subsequent to the Closing under the Transaction Documents and as otherwise permitted by the terms of this Agreement or any other Transaction Document.

(b) Effective upon the Closing, Buyer, on its own behalf and on behalf of the Company and each of their respective successors, assigns and any other Person that may claim by, through or under Buyer or the Company, hereby irrevocably waives, releases and discharges Seller from any and all Liabilities to the Company of any kind or nature whatsoever, whether as parent of the Company or otherwise, including arising in connection with the negotiation or execution of this Agreement and the Transaction Documents or the consummation of the transactions contemplated hereby and thereby, and Buyer covenants and agrees that Buyer shall not, and Buyer shall cause the Company not to, seek to recover any amounts in connection therewith or thereunder from Seller, other than Liabilities arising subsequent to the Closing under the Transaction Documents and as otherwise permitted by the terms of this Agreement or any other Transaction Document.

4.5 Agreement Not to Pursue. Following the Closing, Seller shall not initiate any Legal Proceeding against AJ Gallagher or its Affiliates with respect to, or otherwise pursue, approach or engage in discussions with AJ Gallagher or its Affiliates regarding, any amount due and owing to the Company or Seller with respect to work performed by the Company prior to the Closing.

4.6 Post-Closing Deliveries of Buyer. Buyer shall deliver to Seller the following (all of which shall be deemed Confidential Information subject to Section 4.3):

(a) a copy of the audited financial statements of Buyer with respect to the fiscal year ended December 31, 2015, to be delivered no later than May 1, 2016;

(b) a summary, unaudited calculation of the working capital (current assets less current liabilities) of Buyer as of March 31, 2016, to be delivered no later than April 15, 2016;

(c) a summary, unaudited calculation of the working capital (current assets less current liabilities) of Buyer as of June 30, 2016, to be delivered no later than July 15, 2016;

(d) a summary, unaudited calculation of the working capital (current assets less current liabilities) of Buyer as of September 30, 2016, to be delivered no later than October 15, 2016;

(e) a summary, unaudited calculation of the working capital (current assets less current liabilities) of Buyer as of December 31, 2016, to be delivered no later than January 15, 2017;

(f) a summary, unaudited calculation of the working capital (current assets less current liabilities) of Buyer as of March 31, 2017, to be delivered no later than April 15, 2017;

(g) a copy of the audited financial statements of Buyer with respect to the fiscal year ended December 31, 2016, to be delivered no later than May 1, 2017;

(h) a summary, unaudited calculation of the working capital (current assets less current liabilities) of Buyer as of June 30, 2017, to be delivered no later than August 15, 2017; and

(i) a summary, unaudited calculation of the working capital (current assets less current liabilities) of Buyer as of September 30, 2017, to be delivered no later than October 15, 2017;

4.7 Transfer of Company Payments. From and after the Closing Date, if Seller or any of its Affiliates receives or collects any funds relating to services performed by the Company (regardless of whether such services were performed before or after the Effective Time), Seller shall (or shall cause such Affiliates to) remit such funds to Buyer within five (5) Business Days after its receipt thereof.

4.8 Insurance Coverage

(a) Seller shall maintain insurance policies for directors’ and officers’ liability, fiduciary liability and employment practices liability with limits of liability and applicable deductibles consistent with the customary practices of similarly situated companies in full force and effect until the sixth (6th) anniversary of the Closing Date, which policies shall provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date, including in connection with this Agreement and the transactions contemplated hereby, for the Company and all persons who were directors or officers of the Company on or prior to the Closing Date, as applicable; provided, however, that if Seller ceases to be a public company, Seller will have no further obligation to maintain such insurance but will offer to Buyer to purchase, and will purchase at Buyer’s expense if so requested by Buyer, tail coverage for the remaining portion of the six (6) year period beginning on the Closing Date with the same functional terms, conditions, limits and/or deductible of the prior policies.

(b) Buyer shall reimburse Seller for the cost of the Tail Policy promptly after the Closing Date.

4.9 Agreement Not to Use. Following the Closing, Seller shall not use, and shall cause each of its Affiliates not to use, any Intellectual Property associated with the name “Etherios” and/or related logos, including the trademark “Device Cloud by Etherios.”

4.10 Employee Payments. Within forty five (45) days of Closing, Seller shall notify Buyer in writing of the Company employees entitled to receive a bonus and/or commission payment from Seller and the gross amount payable to each such employee with respect to such bonus and/or commission. Within ten (10) Business Days of receiving such written notice, Buyer shall cause the Company to pay to each such employee through its payroll system the amount of such bonus and/or commission specified by Seller net of applicable withholdings. Any disputes with Company employees relating to the payment of pre-Closing bonuses and commissions shall be resolved between Seller and such Company employees, and Seller will retain liability for, and indemnify and hold Buyer harmless for, any such disputes.

ARTICLE 5

INDEMNIFICATION

5.1 Survival of Representations and Warranties. The representations and warranties of the parties hereunder shall survive until the fifteen month anniversary of the Closing Date, except that (i) (x) the representations and warranties in Sections 2.1, 2.2, 2.3, 2.4, 2.11 and 2.17, (y) the representations and warranties in Sections 3.1, 3.2 and 3.5 shall survive until the expiration of the applicable statute of limitations plus a period of 60 days (with respect to Section 2.11 giving effect to any waiver or extension thereof for any Tax in question) (the representations and warranties referred to in clause (x) being called the “Seller Specified Representations”) and the representations and warranties referred to in clause (y) being called the “Buyer Specified Representations”) and (z) the representations and warranties in Section 2.15(a) shall survive until the third anniversary of the Closing Date; and (ii) the covenants shall survive until they are fully performed in accordance with their terms. The expiration of the applicable survival period of the representations and warranties provided herein will not affect the rights of an Indemnitee in respect of any claim that arises before the expiration of the applicable survival period and is identified by such Indemnitee in a notice to the Indemnitor before such expiration of the applicable survival period. Except as provided in the immediately preceding sentence, no indemnification claim in connection with a breach of a representation or warranty may be made under this Article 5 after the expiration of the applicable survival period specified in this Section 5.1.

5.2 Indemnity. Subject to the limitations and conditions in this Article 5:

(a) From and after the Closing, Seller will indemnify Buyer and its Affiliates (including the Company after the Closing Date) and its and their respective officers, directors, members, managers, partners, employees, agents, stockholders, successors and permitted assigns (the “Buyer Indemnitees”) from and against all Damages incurred in connection with, resulting from, relating to, or arising out of (i) the breach of any representation or warranty of Seller in Article 2 or in any certificate delivered by Seller pursuant hereto, (ii) the nonfulfillment of any covenant or agreement by or on the part of Seller set forth in this Agreement, (iii) Indebtedness or Transaction Expenses not otherwise paid in full at or prior to the Closing or otherwise included in the calculation of the Purchase Price, and (iv) any Pre-Closing Taxes.

(b) From and after the Closing, Buyer shall indemnify Seller and its Affiliates and its and their respective officers, directors, members, managers, partners, employees, agents, stockholders, successors and permitted assigns (the “Seller Indemnitees”) from and against all Damages incurred in connection with, resulting from, relating to, or arising out of (i) the breach of any representation or warranty of Buyer set forth in Article 3 or in any certificate delivered by Buyer pursuant hereto, or (ii) the nonfulfillment of any covenant or agreement by or on the part of Buyer set forth in this Agreement.

5.3 Limitations.

(a) Buyer Indemnitees shall be entitled to indemnification under Section 5.2(a)(i) only when the aggregate amount of Damages for which Seller is responsible under such Section exceeds $56,250 (and then only to the extent of such excess); provided, however, that the deductible in this Section 5.3(a) shall not apply to indemnification claims (i) for breaches of the Seller Specified Representations, or (ii) arising from fraud (an element of which is intent), willful or intentional misconduct or intentional misrepresentation.

(b) Seller Indemnitees shall be entitled to indemnification under Section 5.2(b)(i) only when the aggregate amount of Damages for which Buyer is responsible under such Section exceeds $56,250 (and then only to the extent of such excess); provided, however, that the limit on indemnification in this Section 5.3(b) shall not apply to indemnification claims (i) for breaches of Buyer Specified Representations or (ii) arising from fraud (an element of which is intent), willful or intentional misconduct or intentional misrepresentation.

(c) Seller’s aggregate Liability for indemnification claims under Section 5.2(a)(i) will be limited to $1,125,000 (the “Seller’s Aggregate Indemnification Cap”); provided, however, that the Seller’s Aggregate Indemnification Cap shall not apply to indemnification claims against Seller (i) for breaches of the Seller Specified Representations or (ii) arising from fraud (an element of which is intent), willful or intentional misconduct or intentional misrepresentation. In the case of breaches of the Seller Specified Representations, Seller’s aggregate Liability for indemnification claims under Section 5.2(a)(i), whether from a breach of the Seller Specified Representations or otherwise, will be limited to the Purchase Price.

(d) Buyer’s aggregate Liability for indemnification claims under Section 5.2(b)(i) will be limited to $1,125,000; provided, however, that the limit on indemnification in this Section 5.3(d) shall not apply to indemnification claims (i) for breaches of Buyer Specified Representations or (ii) arising from fraud (an element of which is intent), willful or intentional misconduct or intentional misrepresentation. In the case of Buyer Specified Representations, Buyer’s aggregate Liability for indemnification claims under Section 5.2(b)(i) will be limited to the Purchase Price.

(e) Computation of Claims.

(i) If an Indemnitee is entitled to indemnification under more than one provision of this Agreement, then such party shall be entitled to only one indemnification or recovery of such claim to the extent it arises out of the same circumstances and events; it being understood that this sentence is solely to preclude a duplicate recovery by such Indemnitee (i.e., recovery in excess of actual claims). To the extent that the claims for which Buyer or its Affiliates may be entitled to be indemnified under this Article 5 are also compensated to Buyer under the Purchase Price adjustment process described in Section 1.6, then Buyer shall not also be entitled to a duplicate recovery by indemnification under this Article 5.

(ii) Whenever an Indemnitor is required to indemnify and hold harmless an Indemnitee under this Article 5, the Indemnitor will, subject to the other limitations and provisions of this Article 5, pay the Indemnitee the amount of such indemnifiable claims reduced by the Net Proceeds of any insurance policy actually paid to the Indemnitee with respect to such claims (up to but not in excess of the amount of the applicable claim). For purposes of this Section 5.3(e), “Net Proceeds” shall mean the insurance proceeds actually received, less any deductibles, co-payments, related premium increases or other payment obligations (including reasonable attorneys’ fees and other costs of collection) that relate to or arise from the making of the claim for indemnification. The Indemnitee shall use commercially reasonable efforts to pursue Net Proceeds that would reasonably be expected to reduce or eliminate or otherwise mitigate such claims. If any Indemnitee receives any Net Proceeds after an indemnification payment is made with respect to such claim, the Indemnitee shall promptly repay to the Indemnitor such amount of the indemnification payment as would not have been paid by the Indemnitor for the Net Proceeds reduced the original payment.

(iii) Any indemnity payment to be made by Seller pursuant to this Agreement shall be reduced by any Tax Benefit actually realized on or prior to the date such payment is due, or that will be realized within the same Tax year such payment is due. For purposes of this Agreement, a “Tax Benefit” means the reduction of Tax liabilities (calculated on the basis of the actual reduction in cash payments for Taxes) resulting from an increase in deductions, losses or tax credits or decrease in the income, gain or recapture of tax credits as actually reported by the Buyer, in accordance with Legal Requirements in its reasonable discretion, in any taxable period (or portions thereof) subsequent to the Closing Date; provided, however, if any such Tax Benefit is subsequently disallowed (each, a “Disallowed Tax Benefit”), Seller will pay to Buyer an amount equal to any such Disallowed Tax Benefit within fifteen (15) days of such disallowance.

(iv) For the purpose of calculating Damages pursuant to this Article 5 (but not, for the avoidance of doubt, of determining whether a breach of a representation or warranty has occurred), each of the representations and warranties (other than the representation and warranty contained in Section 2.10(a)) that contains any qualifications as to “materiality” or “Material Adverse Effect” shall be deemed to have been given as though there were no such qualifications and any such qualifications shall be disregarded.

5.4 Indemnification Procedures. All claims for indemnification by a party entitled to be indemnified under this Article 5 (an “Indemnitee”) by Seller or Buyer (each, an “Indemnitor”), will be asserted and resolved as follows:

(a) If any claim or demand for which an Indemnitee may claim indemnity is asserted against or sought to be collected from an Indemnitee by a third party (a “Third-Party Claim”), the Indemnitee will notify the Indemnitor as promptly as practicable following the receipt by the Indemnitee of such Third-Party Claim, which notice must specify the nature of such Third-Party Claim and the amount, or the estimated amount, thereof to the extent then feasible (which estimate will not be conclusive of the final amount of such Third-Party Claim) (the “Third-Party Claim Notice”); provided, however, that the failure so to notify the Indemnitor will not relieve the Indemnitor from any Liability it may have to the Indemnitee under this Article 5 unless, and only to the extent that, such failure to so notify results in the loss of material rights or defenses.

(b) Subject to Section 5.4(c), an Indemnitor will have 30 days from the date on which the Third-Party Claim Notice is duly given (the “Notice Period”) to notify in writing an Indemnitee whether or not the Indemnitor desires, at its sole cost and expense, to defend the Indemnitee against such Third-Party Claim; provided, however, that an Indemnitor may so assume control of such defense only if it acknowledges in writing to the Indemnitee that any Damages that may be assessed against the Indemnitee in connection with such Third-Party Claim constitute Damages for which the Indemnitee is entitled to indemnification from the Indemnitor pursuant to this Article 5 (subject to the limitations set forth in this Article 5); provided further, that if in the course of defending such Third-Party Claim, the Indemnitor determines in good faith through discovery or other means that the claims made in such Third-Party Claim are not within the scope of and subject to indemnification hereunder, then the Indemnitor shall provide the Indemnitee with notice of such determination, at which time the Indemnitor shall no longer have the right to conduct the defense of such Third-Party Claim. If an Indemnitor does not assume the defense of a Third-Party Claim and it is determined that the Indemnitor is liable therefor, then the Indemnitor must pay the Indemnitee all Damages (subject to the limitations set forth in this Article 5) suffered by the Indemnitee as a result of such Third-Party Claim.

(c) If an Indemnitor so notifies an Indemnitee within the Notice Period that it desires to defend the Indemnitee against such Third-Party Claim, then (except as provided below) the Indemnitor will defend, at its sole cost and expense, the Indemnitee by appropriate proceedings, will conduct the defense in good faith and will control the conduct of such defense; provided, however, that the Indemnitor will not, without the prior written consent of the Indemnitee, consent to the entry of any judgment against the Indemnitee or enter into any settlement or compromise that (A) does not include, as an unconditional term thereof, the giving by each claimant or plaintiff to the Indemnitee of a release, in form and substance reasonably satisfactory to the Indemnitee, from all Liability or admission thereof or any responsibility in respect of such Third-Party Claim, (B) would impose any restriction on or otherwise interfere with the business, properties or operations, in each case of the Indemnitee and its Affiliates (including the Company after the Closing), (C) would result in the finding or admission of any violation of a Legal Requirement or (D) imposes Liability on the part of Indemnitee that will not be fully satisfied by the Indemnitor. Furthermore, the Indemnitor will not be entitled to assume the defense of any Third-Party Claim if the Third-Party Claim seeks any relief (i) other than money damages, including any type of injunctive or other equitable relief, (ii) involving criminal Liability, (iii) in excess of Seller’s Aggregate Indemnification Cap, or (iv) involving Taxes, which shall be covered under Section 4.2(g). If the defendants named in any Third-Party Claim include both the Indemnitor and the Indemnitee, and the Indemnitee will have reasonably concluded that there are legal defenses or rights available to the Indemnitee that are in actual or potential conflict with those available to the Indemnitor, the Indemnitee will have the right to select one law firm to act at the Indemnitor’s expense as separate counsel, on behalf of the Indemnitee. In addition, if the Indemnitee desires to participate in, but not control, any other defense or settlement, it may do so at its sole cost and expense.

(d) If the Indemnitee will have a claim against the Indemnitor hereunder that does not involve a Third-Party Claim but instead involves a claim among any of the parties hereto relating to or arising out of the transactions contemplated hereby (a “Non-Third-Party Claim” and, together with a Third-Party Claim, a “Claim”), the Indemnitee will send a notice (which notice will contain the information required for a Third-Party Claim Notice) with respect to such Non-Third-Party Claim to the Indemnitor as soon as practicable; provided, however, that the failure so to notify the Indemnitor will not relieve the Indemnitor from any Liability it may have to the Indemnitee under this Article 5 unless, and only to the extent that, such failure to so notify results in the loss of material rights or defenses. Within 30 days after delivery of such notice, the Indemnitor shall deliver to the Indemnitee a written response (the “Response”) in which the Indemnitor shall either: (i) agree that the Indemnitee is entitled to receive all of the Damages claimed or (ii) dispute that the Indemnitee is entitled to receive any or all of the Damages claimed and the basis for such dispute (in such an event, the Response shall be referred to as an “Indemnity Objection Notice”). In the case of an Indemnity Objection Notice, during such 30-day period the Indemnitee shall allow the Indemnitor and its professional advisors to investigate the matter or circumstance alleged to give rise to the Non-Third-Party Claim, and whether and to what extent any amount is payable in respect of the Non-Third-Party Claim and the Indemnitee shall assist the

Indemnitor’s investigation by giving such reasonable information and assistance (including access during normal business hours and upon reasonable prior notice to the Company’s premises and personnel and the right to examine and copy any relevant accounts, documents or records) as the Indemnitor or any of its professional advisors may reasonably request, at the sole cost and expense of the Indemnitor. The Indemnitee will, if reasonable, consult with the Indemnitor and seek the Indemnitor’s input regarding appropriate methods to resolve such Non-Third Party Claim; provided, however, that the failure to reasonably consult with Indemnitor will not relieve the Indemnitor from any Liability it may have to the Indemnitee under this Article 5 unless, and only to the extent that, Indemnitor is actually damaged by such failure to reasonably consult. If no Response is delivered by the Indemnitor to the Indemnitee within such 30 day period, the Indemnitor shall be deemed to have agreed that an amount equal to the entire amount of the Damages claimed and such amount shall be payable to the Indemnitee and shall be promptly paid to the Indemnitee. In the event that the parties are unable to agree on whether Damages exist or on the amount of such Damages within the 30-day period after delivery of an Indemnity Objection Notice, such dispute shall be resolved in accordance with Sections 6.7 and 6.13.

5.5 Remedies. Each party acknowledges and agrees that its sole and exclusive remedy for money Damages following the Closing with respect to any and all claims (except for claims arising from fraud (an element of which is intent), willful or intentional conduct or intentional misrepresentation) arising out of or relating to this Agreement will be pursuant to the indemnification provisions set forth in this Article 5. Notwithstanding the foregoing, nothing in this Article 5 shall limit a Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party’s fraud, willful or intentional misrepresentation or breach.

5.6 Payment.

(a) Payments of all amounts owing by an Indemnitee under this Article 5 shall be made promptly upon (i) such amount becoming due and payable pursuant to Section 5.4(d), (ii) a final settlement among the Indemnitor and the Indemnitee or (iii) a final adjudication determined by a court of competent jurisdiction in accordance with this Article 5 that an indemnification obligation is owing by the Indemnitor to the Indemnitee (each, a “Final Determination”).

(b) Any claim not timely paid in accordance with Section 5.6(a) shall bear interest at the rate of five percent (5%) per annum from the date of the Final Determination, or, if less, the maximum rate permitted by applicable Legal Requirements, and the Indemnitor shall reimburse the Indemnitee for any and all reasonable costs or expenses of any nature or kind whatsoever (including reasonable legal fees and costs) incurred in seeking to collect such amount under this Article 5, and no limitation in this Article 5 shall apply to any such interest or reimbursement.

5.7 Purchase Price Adjustment. Any indemnification received under this Article 5 shall be treated by Buyer, Seller and their respective Affiliates, to the extent permitted by Legal Requirement, as an adjustment to the Purchase Price.

5.8 Set-Off Rights.

(a) Buyer may at any time, at its option, set off any amount to which Buyer has been determined to be entitled from Seller under this Article 5 pursuant to a Final Determination of a Claim, against any amount otherwise payable by Buyer to Seller under this Agreement or any Transaction Document. Notwithstanding anything to the contrary stated in this Article 5, Seller will not be obligated to directly indemnify Buyer in respect of a Claim unless and until Buyer has first exhausted its rights of set off against such Seller under this Section 5.8(a).

(b) If Buyer notifies Seller in writing that Buyer is asserting a Claim, which notice specifies the nature of such Claim, the amount of such Claim to the extent known, or, if the amount is not known, the estimated amount of such Claim determined in good faith by Buyer, and the basis for the calculation of such actual or estimated amount, then, until there has been a Final Determination of such Claim, there will be suspended Buyer’s obligation to pay that portion of any amount otherwise payable by Buyer to Seller under this Agreement or any Transaction Document equal to the actual or estimated amount of such Claim as specified in such notice. Upon the Final Determination of such Claim, Buyer will promptly pay to Seller any portion of such suspended amount which, but for the foregoing provisions of this Section 5.8(b), would have been due and payable under this Agreement or any Transaction Document prior to the making of such Final Determination, except to the extent that either (1) Buyer is entitled and elects to exercise its right of set off under Section 5.8(a) with respect to that portion of such suspended amount, or (2) the obligation of Buyer to pay that portion of such suspended amount has been suspended under this Section 5.8(b) with respect to any other Claim as to which no Final Determination has yet been made. Any amounts that are withheld, but ultimately paid, by Buyer to Seller pursuant to the terms of this Section 5.8 shall bear interest at the rate of five percent (5%) per annum from the date such set-off rights are exercised, or, if less, the maximum rate permitted by applicable Legal Requirements. If Buyer does not promptly pay any amounts set off by Buyer pursuant to this Section 5.8 after the Claim relating to such set-off amount is resolved, Buyer shall reimburse Seller for any and all reasonable legal fees and costs incurred in seeking to collect such amount under this Section 5.8, and no limitation in this Article 5 shall apply to any such interest or reimbursement.

5.9 Disclaimer; Certain Waivers. THERE HAVE BEEN AND ARE NO REPRESENTATIONS, WARRANTIES OR COVENANTS AMONG THE PARTIES OTHER THAN THOSE EXPRESSLY PROVIDED FOR IN THIS AGREEMENT (AS MODIFIED BY THE DISCLOSURE LETTER). BUYER HAS NOT RELIED ON THE COMPANY OR SELLER WITH RESPECT TO ANY MATTER IN CONNECTION WITH BUYER’S EVALUATION OF THE COMPANY OTHER THAN THE REPRESENTATIONS AND WARRANTIES EXPRESSLY PROVIDED FOR IN THIS AGREEMENT (AS MODIFIED BY THE DISCLOSURE LETTER), AND ALL IMPLIED WARRANTIES ARE HEREBY WAIVED.

ARTICLE 6

MISCELLANEOUS

6.1 Amendment and Modification. This Agreement may be amended, modified, or supplemented only by a written agreement executed by Buyer and Seller.

6.2 Waivers and Consents. Any failure of a party to comply with any obligation, covenant, agreement, or condition herein, to the extent legally allowed, may be waived, but only in a writing signed by the waiving party or parties. Any such waiver or failure to insist upon strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, the consent will be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 6.2.

6.3 Press Releases and Public Announcements. No party may issue any press release or make any public announcement relating to the subject matter hereof without the prior written approval of Buyer and Seller, which may not be unreasonably withheld; provided, however, that a party may make any public disclosure it believes in good faith is required by applicable Legal Requirements or any listing agreement concerning its publicly traded securities.

6.4 Notices. All notices, requests, demands, and other communications under this Agreement will be in writing and will be deemed to have been duly given (a) on the date of service if served personally on the party to whom notice is to be given, (b) on the date sent by electronic mail (unless there is evidence of failure of delivery) or (c) one Business Day after delivery to a reputable overnight delivery service for next Business Day delivery. If the day on which a notice or other communication is deemed given under this Section 6.4 is not a Business Day, then such notice or other communication will instead be deemed given on the next Business Day. Such notices, requests, demands, and other communications, to be valid, will be addressed to the parties as follows:

(i) If to Seller:

Digi International Inc.

11001 Bren Road East

Minnetonka, MN 55343

Attention: Dave Sampsell

Email: Dave.Sampsell@digi.com

with a copy (which will not constitute notice) to:

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Attention: Jonathan Nygren

Email: jon.nygren@faegrebd.com

(ii) If to Buyer:

West Monroe Partners, LLC

222 W. Adams Street

11th Floor

Chicago, IL 60606

Attention: Kimberly Lynch

Email: klynch@westmonroepartners.com

with a copy (which will not constitute notice) to:

Katten Muchin Rosenman LLP

525 W. Monroe, Suite 1900

Chicago, IL 60661

Attention: Kimberly T. Smith

Email: kimberly.smith@kattenlaw.com

A party may change the address to which such notices, requests, demands and other communications are to be given by giving each other party notice of such change in the manner prescribed by this Section 6.4.

6.5 Assignment; Third-Party Beneficiaries. This Agreement will be binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned or delegated by any party without the prior written consent of all parties hereto (except that after the Closing Buyer may assign this Agreement or any of its respective right, interests, or obligations hereunder without consent to one or more Affiliates of Buyer, in which event Buyer will not be released or discharged from its obligations hereunder, or to any acquirer of all or substantially all of the assets or capital stock of the Company ). Any purported assignment, delegation or other transfer not permitted by this Section will be void. Except to the extent provided in Article 5 with respect to Affiliates of Buyer, the Company and Seller, this Agreement is not intended to confer upon any other person except the parties any rights or remedies hereunder.

6.6 Rules of Interpretation. As used in this Agreement:

(a) “including” means “including without limitation”;

(b) “ordinary course of business” means “ordinary course of business consistent with past practices”;

(c) all dollar amounts are expressed in United States dollars;

(d) unless expressly stated herein to the contrary, reference to any statute or other Legal Requirement means such statute or Legal Requirement as amended from time to time or as superseded by comparable successor statutory provisions or other comparable successor Legal Requirement;

(e) unless expressly stated herein to the contrary, reference to any document means such document as amended or modified and as in effect from time to time in accordance with the terms thereof;

(f) words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

(g) the terms “hereof,” “hereunder,” “herein” and like terms refer to this Agreement as a whole and not only to the particular sentence, paragraph or Section in which such term appears;

(h) whenever the word “or” is used in this Agreement, it shall not be deemed exclusive;

(i) unless expressly stated herein to the contrary, reference to a document including this Agreement, will be deemed to also refer to each annex, addendum, exhibit, schedule or other attachment thereto; and

(j) unless expressly stated herein to the contrary, reference to an Article, Section, Schedule or Exhibit is to an article, section, schedule or exhibit, respectively, of this Agreement.

6.7 Governing Law; Venue. This Agreement and the relationship between the parties will be governed by the laws of the State of Delaware, without giving effect to choice-of-law principles. The parties hereto agree that any Legal Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby will be brought in the Delaware Court of Chancery in New Castle County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, the United States District Court for the District of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any Legal Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Legal Proceeding in any such court or that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Legal

Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 6.4 will be deemed effective service of process on such party.

6.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.9 Counterparts. This Agreement may be executed in two or more counterparts, and delivered by facsimile or other form of electronic communication, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

6.10 Headings; Internal References. The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties, and will not affect the interpretation hereof.

6.11 Entire Agreement. This Agreement, including the Disclosure Letter and the exhibits and schedules hereto, embodies the entire agreement and understanding of the parties in respect of the subject matter contained herein and supersedes all prior agreements and understandings among the parties with respect to that subject matter. There are no restrictions, promises, representations, warranties (express or implied), covenants or undertakings of the parties, other than those expressly set forth or referred to in this Agreement.

6.12 Severability. If any provision hereof is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the provisions hereof will continue in full force and effect and will in no way be affected or invalidated, and such provision automatically will be amended so that it is valid, legal, and enforceable to the maximum extent permitted by applicable Legal Requirements, but as close to the parties’ original intent as is permissible.

6.13 Equitable Remedies. The parties agree that money damages or other remedy at law may not be a sufficient or adequate remedy for any breach or violation of, or default under, this Agreement by them and that in addition to all other remedies available to them, each of them will be entitled, to the fullest extent permitted by law, to seek an injunction restraining such breach, violation, or default or threatened breach, violation, or default and to any other equitable relief, including specific performance, without bond or other security being required.

6.14 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party or parties incurring such costs and expenses. Notwithstanding the previous sentence, in the event of any Legal Proceeding in connection with this Agreement or any other document delivered pursuant hereto or the transactions contemplated hereby or thereby, the prevailing party in any such Suit shall be entitled to recover from the other party its costs and expenses, including, without limitation, reasonable legal fees and expenses.

6.15 Disclosure Letter. The disclosure letter delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement (the “Disclosure Letter”) has been arranged in a manner that corresponds to the Sections and subsections of this Agreement; provided that a disclosure made in any section of the Disclosure Letter that is sufficient to reasonably inform the recipient of information required to be disclosed in another section of the Disclosure Letter to avoid a misrepresentation under the related Section of this Agreement will be deemed to have been made under such other section of the

Disclosure Letter. The mere listing in the Disclosure Letter of a document or other item will not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty has to do with the existence of the document or other item itself or the mere listing of the document or item in the Disclosure Letter otherwise reasonably informs Buyer of an exception to the representation or warranty).

6.16 Further Assurances. The parties hereto shall, at any time after the Closing, execute, acknowledge and deliver any further assignments, conveyances and other instruments of transfer reasonably requested by the other party or parties hereto, and will take, or cause to be taken, any other action consistent with the terms of this Agreement that may reasonably be requested by the other parties and as may be reasonably necessary to evidence or effectuate the transactions contemplated by this Agreement.

ARTICLE 7

CERTAIN DEFINITIONS

7.1 Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

“Affiliate” means, as to any Person, a Person directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with, such Person, including any officer, director or executive employee of such Person. For these purposes, “controlling,” “controlled by” or “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the preamble hereto.

“Books and Records” means all books, records, files and data, and other documents of the Company, including all sales and promotional literature and all pending customer proposals (including backup documentation and work papers) submitted to or by the Company.

“Business Day” means any day which is not a Saturday, Sunday or a day on which banks in Chicago, Illinois, Dallas, Texas, or Minneapolis, Minnesota, are authorized or obligated by law or executive order to be closed.

“Buyer” has the meaning set forth in the preamble hereto.

“Buyer Specified Representations” has the meaning set forth in Section 5.1.

“Cash” means the Company’s aggregate cash or cash equivalents as determined in accordance with GAAP.

“Claim” has the meaning set forth in Section 5.4(e).

“Closing” has the meaning set forth in Section 1.2.

“Closing Adjustment Amount” “ has the meaning set forth in Section 1.6(d).

“Closing Balance Sheet” has the meaning set forth in Section 1.6(a).

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Purchase Price” has the meaning set forth in Section 1.3.

“Closing Working Capital” has the meaning set forth in Section 1.6(e).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the recitals hereto.

“Company Employee Plans” has the meaning set forth in Section 2.14(a).

“Consents, Filings, and Notices” has the meaning set forth in Section 2.5(b).

“Contract” means any oral or written agreement, commitment, arrangement, transaction, purchase order, understanding or obligation, together with all modifications or amendments thereto, that constitutes a contract under applicable law.

“Damages” means all losses, debts, Liabilities, claims, demands, judgments, settlements, assessments, fines, interest, penalties, remedial actions, costs, expenses, fees (including reasonable attorneys’ fees), Taxes and other damages, whether asserted by third parties or incurred or sustained in the absence of a Third-Party Claim; provided that (a) Damages shall only include exemplary damages, punitive damages and any losses or damages determined as a multiple of income, earnings, revenue or the like to the extent paid in connection with a Third-Party Claim and (b) consequential, special or indirect Damages shall only be included if such Damages are reasonably foreseeable in connection with the event that gave rise thereto or the matter for which indemnification is sought hereunder.

“Disclosure Letter” has the meaning set forth in Section 6.15.

“Disallowed Tax Benefit” has the meaning set forth in Section 5.3(e)(iii).

“Effective Time” means 12:01 am Central Time on the Closing Date.

“Employees” means the employees employed by the Company as of the Effective Time.

“Environmental Claim” means any written notice alleging potential liability (including potential liability for investigatory cost, cleanup cost, governmental response cost, natural resources damage, property damage, personal injury or penalty) arising out of, relating to or resulting from, directly or indirectly, (a) the presence, or release into the environment, of any material, including Hazardous Substances, or form of energy at any location, whether or not owned by the Company and (b) any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any applicable federal, state, local law, common law or other Legal Requirement relating to pollution or protection of the environment or human health, including any law relating to any emission, discharge, release or possible release of any Hazardous Substance into air, surface water, groundwater or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means (i) any trade or business with which the Company is under common control within the meaning of section 4001(b) of ERISA, (ii) any corporation with which the Company is a member of a controlled group of corporations within the meaning of section 414(b) of the Code, (iii) any entity with which the Company is under common control within the meaning of section 414(c) of the Code, (iv) any entity with which the Company is a member of an affiliated service group within the meaning of section 414(m) of the Code and (v) any entity with which the Company is aggregated under section 414(o) of the Code.

“Estimated Cash” has the meaning set forth in Section 1.6(a).

“Estimated Indebtedness” has the meaning set forth in Section 1.6(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 1.6(a).

“Estimated Working Capital” has the meaning set forth in Section 1.6(a).

“Exploit” or “Exploitation” means to design, develop, use, reproduce, modify, display, market, import, make, have made, perform, publish, transmit, broadcast, sell, offer to sell, distribute, create improvements or derivative works based upon, or otherwise dispose of, commercialize and exploit, or authorize any third party to do any of the foregoing.

“Final Adjustment Amount” has the meaning set forth in Section 1.6(h).

“Final Balance Sheet” has the meaning set forth in Section 1.6(a).

“Final Working Capital” has the meaning set forth in Section 1.6(f).

“Financial Statements” has the meaning set forth in Section 2.6(b).

“GAAP” means generally accepted United States accounting principles consistently applied.

“Governmental Entity” means any foreign, national, provincial, state, municipal or other governmental office, court, official, commission (including the SEC), department (including the United States Department of Labor), board, bureau, tribunal, agency, authority, other instrumentality or any entity exercising executive, legislative, taxing, judicial, regulatory or administration functions of or pertaining to government or any self-regulatory organization, including any stock exchange.

“Hazardous Substance” means any (a) petroleum, petroleum products, by-products or breakdown products, radioactive materials, friable asbestos or polychlorinated biphenyls, and (b) pollutant, contaminant, hazardous substance, hazardous waste or any other chemical, waste, substance or material listed in or regulated by or identified in any Environmental Law.

“Income Tax” means any Tax (other than sales, use, stamp, duty, value-added, business, goods and services, property, transfer, recording, documentary, conveyancing or similar Tax) based upon or measured by gross or net receipts of gross or net income (including any Tax in the nature of minimum taxes, tax preference items and alternative minimum taxes) and including any Liability arising pursuant to the application of Treasury Regulations section 1.1502-6 or any similar provision of any applicable Legal Requirement regarding any Tax.

“Indebtedness” means with respect to the Company, (a) the principal of and premium (if any) in respect of (i) indebtedness for borrowed money; and (ii) any notes, debentures, bonds, letters of credit or other similar instruments or debt securities for the payment of which the Company is responsible or liable; (b) all obligations issued or assumed as the deferred purchase price of assets, properties or services (but excluding trade accounts payable and accrued expenses arising in the ordinary course of business) including earn-outs, payments under non-compete agreements and seller notes; (c) all obligations under capital leases; (d) any Liability that would be required to be reflected as indebtedness for borrowed money on a consolidated balance sheet of the Company as of the relevant date; (e) all obligations created or arising under any conditional sale or other title retention agreement; (f) all obligations relating to indebtedness for borrowed money secured by a Lien; (g) all obligations of any Person which are directly or indirectly guaranteed by the Company; (h) all obligations in respect of drawn bankers’ acceptances or letters of credit, and (i) all accrued interest, prepayment premiums, penalties, fees and other amounts related to any item listed in clauses (a) through (h) above.

“Indemnitee” has the meaning set forth in Section 5.4.

“Indemnitor” has the meaning set forth in Section 5.4.

“Intellectual Property” means all trademarks and service marks (including applications, registrations, extensions and renewals therefor and rights in unregistered/common law marks) and patents (including applications, reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part for all of the foregoing), trade names, trade dress, logos, Internet domain names, copyrights and other works of authorship (including applications, registrations, renewals and extensions therefor), trade secrets, know-how (including inventions, procedures, designs and processes not patented, computer programs, formulae, databases and data) and all other proprietary and intellectual property rights arising anywhere in the world.

“Knowledge of the Company” and “Company’s Knowledge” means the actual knowledge of Steve Snyder, Dave Sampsell, Will Wu, Eric Baird, Tarun Patel, Chuck Malone, Ray Goff, Tracy Roberts and Andy Gaeckle, and what any of such individuals should have known after a reasonable investigation.

“Knowledge of Buyer” means the actual knowledge of any individual who is serving as a director or executive officer of Buyer, and what any such individual should have known after a reasonable investigation.

“Leased Real Property” has the meaning set forth in Section 2.19(b).

“Legal Proceeding” means any claim, complaint, action, inquiry, litigation, investigation, arbitration, mediation, order, sanction, petition, plea, charge, demand, administrative charge or administrative or other proceeding by or before, or otherwise involving, any Governmental Entity or arbitrator.

“Legal Requirement” means any federal, national, provincial, state, municipal or local constitution, law, statute, code, administrative interpretation, ordinance, rule, regulation or other requirement, enacted, promulgated, entered into, agreed, imposed or enforced by or of any Governmental Entity, arbitrator or self-regulatory organization.

“Liability” means any liability, debt, commitment or obligation of any kind or nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, liquidated or unliquidated, or due or to become due).

“License Agreement” means that certain License Agreement entered into at the Closing by and between Buyer, Seller and the Company.

“Lien” means any lien, pledge, mortgage, claim, easement, restriction (other than any restriction on transferability imposed by securities laws applicable to unregistered securities generally), limitation, charge, encumbrance, security interest, option or other right of any third party.

“Material Adverse Effect” means any change, event, circumstance, condition or effect that is materially adverse to (a) Seller’s ability to consummate the transactions contemplated by this Agreement, or (b) the financial condition, business or results of operations of the Company, except, solely for purposes of this clause (b), to the extent that any such change, event, circumstance, condition or effect results from: (i) changes in general economic conditions, or conditions in the Company’s industry generally, to the extent such changes to do not materially disproportionately affect the Company as compared to other participants in the Company’s industry; (ii) changes in applicable Legal Requirements or accounting principles applicable to the Company, or the enforcement, implementation or interpretation thereof, to the extent such changes do not materially disproportionately affect the Company as compared to other participants in the Company’s industry; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) weather conditions, natural disasters, epidemics, pandemics, acts of God, acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the consent of or at the request of Buyer; (vi) the announcement, pendency or completion of the transactions contemplated by this Agreement (including the identity of Buyer), including losses or threatened losses of employees or customers of the Company; (vii) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) may be taken into consideration in determining whether there has been or will be a Material Adverse Effect); (viii) any existing event or condition with respect to which Buyer has Knowledge; or (ix) any adverse event or condition with respect to the Company that is, in all material respects, cured or otherwise mitigated before the Closing Date.

“Material Contracts” has the meaning set forth in Section 2.12(a).

“Material Customers” has the meaning set forth in Section 2.23.

“Material Permits” has the meaning set forth in Section 2.8(b).

“Material Suppliers” has the meaning set forth in Section 2.23.

“Most Recent Balance Sheet” has the meaning set forth in Section 2.6(b).

“Most Recent Financial Statements” has the meaning set forth in Section 2.6(b).

“Net Proceeds” has the meaning set forth in Section 5.3(e)(ii).

“Non-Third-Party Claim” has the meaning set forth in Section 5.4(d).

“Notice Period” has the meaning set forth in Section 5.4(b).

“Objection Notice” has the meaning set forth in Section 1.6(f).

“Open Source Software” means any software that contains or is derived in any manner (in whole or in part) from any software, code or libraries that are distributed as free software or as open source software or under any licensing or distribution models similar to open source, including but not limited to any software licensed under or subject to terms that require source code to be provided or made available to subsequent licensees or sublicensees (regardless of whether the license restricts source code from being distributed in modified form) or which may impose any other obligation or restriction with respect to a Party’s Intellectual Property, including, without limitation, any software licensed under or subject to the Artistic License, the Mozilla Public License, the GNU GPL, the LGPL, any other license that is defined as an Open Source License by the Open Source Initiative (each an “Open Source License”), and any similar license or distribution model. Subsequent licensees or sublicensees of any software include any Person that receives any copies of or rights with respect to such software.

“Order” means any order, judgment, writ, injunction, determination, award or decree of or from any Governmental Entity or arbitrator.

“Organizational Documents” means the certificate of incorporation and bylaws of the Company.

“Permit” means any license, permit, registration, identification number, exemption, waiver or similar authorization from a Governmental Entity issued or required by or under applicable Legal Requirements.

“Permitted Liens” means (a) Liens for Liabilities disclosed on the Most Recent Financial Statements, (b) Liens for Taxes, assessments, and other governmental charges not yet due and payable, (c) inchoate mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens incurred in the ordinary course of business, consistent with past practice and securing amounts not yet delinquent, (d) with respect to equipment or other assets shown on the Most Recent Financial Statements to be leased or licensed, leases or licenses with third parties, and (e) Liens that will be released in full as of or prior to Closing without any continuing Liability to Buyer or any of its Affiliates (including the Company after the Closing).

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or any other entity or association or any Governmental Entity.

“Pre-Closing Compensation” means any Liability of the Company for payments to, or with respect to, its employees and independent contractors pursuant to a Company Employee Plan or otherwise for any periods or portions of any periods ending on or prior to the Closing (including bonus, deferred compensation or similar compensation, 401(k) plan matching obligations, obligations with respect to self-insured or other insurance plans and accrued paid time off) and all Taxes payable by the Company in connection with or as a result of the payment of such amounts.

“Pre-Closing Return” is defined in Section 4.2(b)

“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) with respect to a Straddle Period, any portion thereof ending on, and including, the Closing Date.

“Pre-Closing Taxes” is defined in Section 4.2(a).

“Previous Accounts” has the meaning set forth in Section 2.6(a).

“Proprietary Software” means computer software (whether general or special purpose) that is used or relied on by the Company for its operations and that the Company (either directly or through a third party) has developed. For the purpose of clarity, “off the shelf” computer software does not constitute Proprietary Software.

“Purchase Price” has the meaning set forth in Section 1.3.

“Real Property Leases” has the meaning set forth in Section 2.19(b).

“Referee” means one of the “big four” accounting firms to be selected jointly by Seller and Buyer or, if Seller and Buyer are unable to mutually agree within a five-day period, such accounting firm will be Grant Thornton (so long as neither party has, at the time of the dispute giving rise to the need for a Referee, any significant business relationship with such firm).

“Restricted Business” shall mean any business (i) that is the same as, similar to or in direct competition with any portion of the business of the Company as currently conducted, including the implementation, configuration and customization of salesforce.com enterprise applications, or (ii) that is engaged in the activities of consulting with businesses on the implementation, configuration and customization of enterprise applications that are directly competitive with the enterprise applications of salesforce.com.

“Restricted Period” has the meaning set forth in Section 4.3(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning set forth in the preamble hereto.

“Seller Specified Representations” has the meaning set forth in Section 5.1.

“Seller’s Aggregate Indemnification Cap” has the meaning set forth in Section 5.3(c).

“Shares” has the meaning set forth in the recitals hereto.

“Straddle Period” means any complete Tax period that includes but does not end on the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person 50% or more of the voting stock (or any other form of voting or controlling equity interest in the case of a Person that is not a corporation) of which is beneficially owned by such first Person directly or indirectly through one or more other Persons.

“Tax” or “Taxes” means any (i) U.S. federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, fine, penalty or similar addition thereto, whether disputed or not, withholding or other tax of any kind whatsoever, including any interest, penalties or additions to tax in respect of the foregoing; (ii) Liability for the payment of any amounts of the type described in clause (i) above arising as a result of being (or ceasing to be) a member of any affiliated group (or being included (or required to be included) in any Tax Return relating thereto); and (iii)

Liability for the payment of any amounts of the type described in clause (i) of another Person as a result of any transferee or secondary Liability or any Liability assumed by contract, agreement, Legal Requirement, or otherwise.

“Tax Benefit” has the meaning set forth in Section 5.3(e)(iii).

“Tax Claim” means any claim by a Governmental Entity with respect to any Tax that, if successful, might result in an indemnity obligation hereunder.

“Tax Return” means any return, declaration, report, filing, claim for refund or information return or statement or other documents (including Treasury Form TD F 90-22.1 and FinCEN Form 114) relating to any Tax or filed or required to be filed, or maintained or required to be maintained, in connection with the determination, assessment or collection of any Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 5.4(a).

“Third-Party Claim Notice” has the meaning set forth in Section 5.4(a).

“Transaction Documents” means any agreement, document, certificate or instrument delivered pursuant to or in connection with this Agreement or the transactions contemplated hereby.

“Transaction Expenses” means all (i) unpaid fees, costs, expenses, payments, Liabilities and expenditures incurred by or on behalf of the Company at or prior to the Effective Time or that are otherwise subject to reimbursement by the Company as a result of or in connection with the negotiation, documentation or consummation of the transactions contemplated under this Agreement, including any fees, costs or expenses paid or payable to the Company’s outside legal counsel or to any financial advisor, accountant, consultant, broker or other representative, (ii) bonuses or other payments (regardless of form), paid or payable by the Company to its officers, directors, employees, consultants or any third party as a result of or in connection with the negotiation, documentation or consummation of the transactions contemplated by this Agreement (but not any Pre-Closing Compensation), including all Taxes that are payable by the Company in connection with or as a result of such obligations, and (iii) the Pre-Closing Compensation.

“Transfer Tax” means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar tax or expense or any recording fee, in each case that is imposed as a result of any transaction contemplated herein, together with any penalty, interest and addition to any such item with respect to such item.

“Transition Services Agreement” means the transition services agreement in substantially the form of Exhibit A entered into at the Closing by and among Buyer, Seller and the Company.

“United States” or “U.S.” means the United States of America.

“Welfare Plan” means any employee welfare benefit plan as defined in section 3 of ERISA.

“Working Capital” means (i) the current assets of the Company minus (ii) the current liabilities of the Company, in each case, as determined in accordance with GAAP; provided, however, Working Capital shall not be deemed to include any assets or liabilities related to Taxes, Cash, Indebtedness or Transaction Expenses.

“Working Capital Target” means $1,506,657.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SELLER:

DIGI INTERNATIONAL INC.

By:	/s/ Ronald E. Konezny
Name:	Ronald E. Konezny
Title:	President and Chief Executive Officer

BUYER:

WEST MONROE PARTNERS, LLC

By:	/s/ Kevin J. McCarty
Name:	Kevin J. McCarty
Title:	Chief Executive Officer